SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of August 2012.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page

1.	On August 13, ORIX Corporation (“the Company”) filed its quarterly financial report (shihanki houkokusho) with the Kanto Financial Bureau in Japan. This document is an English translation of consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for the three months ended June 30, 2011 and 2012. This translation is unaudited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: August 13, 2012	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President & CFO
ORIX Corporation

CONSOLIDATED FINANCIAL INFORMATION

1.	On August 13, 2012, ORIX Corporation (the “Company”) filed its quarterly financial report (shihanki houkokusho) with the Kanto Financial Bureau in Japan. This document is an English translation of unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for the three months ended June 30, 2011 and 2012.

2.	Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are stated in the notes of “Overview of Accounting Principles Utilized.”

In preparing its consolidated financial information, the Company and its subsidiaries have complied with U.S. GAAP, except as modified to account for stock splits in accordance with the usual practice in Japan.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

These documents contain non-GAAP financial measures, including adjusted long-term and interest-bearing debt, adjusted total assets and adjusted ORIX Corporation shareholders’ equity, as well as other measures and ratios calculated on the basis thereof. These Non-GAAP financial measures should not be considered in isolation or as a substitute for the most directly comparable financial measures included in our consolidated financial statements presented in accordance with U.S. GAAP. Reconciliations of these Non-GAAP financial measures to the most directly comparable U.S. GAAP measures are included on page 10 in these documents.

The Company believes that it will be considered a “passive foreign investment company” for U.S. Federal income tax purposes in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

1.	Information on the Company and its Subsidiaries

(1) Consolidated Financial Highlights

	Millions of yen (except for per share amounts and ratios)
	Three months ended June 30, 2011	Three months ended June 30, 2012	Fiscal year ended March 31, 2012
Total revenues	¥238,126	¥251,791	¥972,747
Income before income taxes and discontinued operations	37,921	47,467	128,034
Net income attributable to ORIX Corporation	23,237	34,773	83,509
Comprehensive Income Attributable to ORIX Corporation	16,814	18,423	83,653
ORIX Corporation shareholders’ equity	1,314,808	1,389,372	1,380,736
Total assets	8,399,843	8,177,457	8,332,830
Earnings per Share for net income attributable to ORIX Corporation
Basic (yen)	216.16	323.41	776.76
Diluted (yen)	180.51	270.27	650.34
ORIX Corporation shareholders’ equity ratio (%)	15.7	17.0	16.6
Cash flows from operating activities	45,017	85,776	332,994
Cash flows from investing activities	59,454	3,642	41,757
Cash flows from financing activities	(140,076)	(258,004)	(318,477)
Cash and cash equivalents at end of period	694,774	614,917	786,892

Notes:	1.	Pursuant to FASB Accounting Standards Codification (“ASC”) 205-20 (“Presentation of Financial Statements—Discontinued Operations”), certain amounts in fiscal year ended March 31, 2012 related to the operations of subsidiaries, business units, and certain properties, which have been sold or are to be disposed of by sale without significant continuing involvement as of June 30, 2012 have been reclassified retroactively.
	2.	From April 1, 2012, Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) is retrospectively applied to prior periods’ financial statements while figures are reclassified for prior periods.
	3.	Consumption tax is excluded from the stated amount of total revenues.

(2) Overview of Activities

For the three months ended June 30, 2012, no significant changes were made in the Company and its subsidiaries’ operations.

For the three months ended June 30, 2012, the Company purchased all shares (4,004,824 shares, 51% of the outstanding shares) of ORIX Credit Corporation held by Sumitomo Mitsui Banking Corporation, resulting in the reclassification of ORIX Credit Corporation from an equity-method affiliate to a wholly-owned subsidiary of the Company.

2.	Risk Factors

There were no additional “Risk Factors” for the three months ended June 30, 2012.

In addition, there were not significant changes to the description under “Risk Factors” in the Form 20-F for the fiscal year ended March 31, 2012.

3.	Material Contract

Not applicable.

4.	Analysis of Financial Results and Condition

The following discussion provides management’s explanation of factors and events that have significantly affected our financial condition and results of operations. Also included is management’s assessment of factors and trends which are anticipated to have a material effect on our financial condition and results of operations in the future. However, please be advised that financial conditions and results of operations in the future may also be affected by factors other than those discussed here. These factors and trends regarding the future were assessed as of the issue date of the quarterly financial report (shihanki houkokusho).

(1) Qualitative Information Regarding Consolidated Financial Results

Economic Environment

The global economy continued to show moderate recovery. However, growth in emerging economies is starting to slow due to the protracted European sovereign debt issue and delayed economic recovery in advanced economies. Against this backdrop, 2012 is expected to be a milestone year for politics, with elections and changes in the top leadership of major nations taking place and economic policy of each country drawing attention.

The United States economy continues to maintain moderate growth, although there are some concerns over downside risks such as lagging recovery of employment and the residential property market.

The pace of growth in emerging Asian economies is becoming moderate due to sluggish growth in domestic demand, in addition to the softness of the European and United States economies. Amid efforts by certain countries to support their economy through monetary easing, ability for Asia to serve as the engine for global economic growth has weakened, although the growth rate of Asian economies is relatively high compared with advanced economies.

Despite some concerns over the slow growth in overseas economies, the Japanese economy is showing a moderate recovery, with improvement in production activity and consumer spending. While the political situation remains unstable, there have been advances such as the increased probability of proposed consumption tax hike going into effect, and the future growth strategy for Japan has become the focus of attention.

Financial Highlights

Financial Results for the Three Months Ended June 30, 2012

Total revenues	¥251,791 million (Up 6% year on year)
Total expenses	¥214,813 million (Up 4% year on year)
Income before income taxes and discontinued operations	¥47,467 million (Up 25% year on year)
Net income attributable to ORIX Corporation	¥34,773 million (Up 50% year on year)
Earnings per share for net income attributable to ORIX Corporation
(Basic)	¥323.41 (Up 50% year on year)
(Diluted)	¥270.27 (Up 50% year on year)
ROE (Annualized) *1	10.0% (7.1% during the same period of the previous fiscal year)
ROA (Annualized) *2	1.68% (1.10% during the same period of the previous fiscal year)

*1	ROE is the ratio of net income attributable to ORIX Corporation for the period to average ORIX Corporation Shareholders’ Equity.
*2	ROA is the ratio of net income attributable to ORIX Corporation for the period to average Total Assets.

Total Revenues for the three-month period ended June 30, 2012 (hereinafter “the first consolidated period”) increased 6% to ¥251,791 million compared to ¥238,126 million during the same period of the previous fiscal year. Compared to the same period of the previous fiscal year, interest on loans and investment securities increased due to large collections in the servicing business, life insurance premiums and related investment income increased due to an increase in number of policies in force, and other operating revenues increased mainly due to an increase in revenues from the real estate operating business.

Total expenses increased 4% to ¥214,813 million compared to ¥206,284 million during the same period of the previous fiscal year. Both interest expense and provision for doubtful receivables and probable loan losses decreased compared to the same period of the previous fiscal year due to a decrease in the balance of liabilities and a decrease in the amount of non-performing loans, respectively. On the other hand, write-downs of securities increased mainly due to an increase in write-downs recorded for non-marketable securities compared to the same period of the previous year.

Equity in net income of affiliates increased compared to the same period of the previous fiscal year primarily due to an increase in profit from domestic equity-method affiliates. Gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net increased compared to the same period of the previous fiscal year due to a revaluation gain resulting from consolidation of ORIX Credit Corporation as a subsidiary.

As a result of the foregoing, income before income taxes and discontinued operations for the first consolidated period increased 25% to ¥47,467 million compared to ¥37,921 million during the same period of the previous fiscal year, and net income attributable to ORIX Corporation increased 50% to ¥34,773 million compared to ¥23,237 million during the same period of the previous fiscal year.

Segment Information

Total revenues and profits by segment for the three months ended June 30, 2011 and 2012 are as follows:

	Millions of yen
	Three months ended June 30, 2011		Three months ended June 30, 2012		Change (revenues)		Change (profits)
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Amount	Percent (%)	Amount	Percent (%)
Corporate Financial Services	¥18,337	¥2,767	¥18,093	¥6,100	¥(244)	(1)	¥3,333	120
Maintenance Leasing	57,779	8,036	58,437	9,247	658	1	1,211	15
Real Estate	50,084	1,121	56,466	1,843	6,382	13	722	64
Investment and Operation	15,659	5,454	23,009	10,578	7,350	47	5,124	94
Retail	39,797	9,214	40,174	13,427	377	1	4,213	46
Overseas Business	50,060	14,851	45,004	11,485	(5,056)	(10)	(3,366)	(23)

Total	231,716	41,443	241,183	52,680	9,467	4	11,237	27

Difference between Segment Total and Consolidated Amounts	6,410	(3,522)	10,608	(5,213)	4,198	65	(1,691)	—

Total Consolidated Amounts	¥238,126	¥37,921	¥251,791	¥47,467	¥13,665	6	¥9,546	25

Total assets by segment as of March 31, 2012 and June 30, 2012 are as follows:

	Millions of yen
	March 31, 2012		June 30, 2012		Change
	Segment Assets	Composition ratio (%)	Segment Assets	Composition ratio (%)	Amount	Percent (%)
Corporate Financial Services	¥898,776	10.8	¥904,993	11.1	¥6,217	1
Maintenance Leasing	537,782	6.5	558,462	6.8	20,680	4
Real Estate	1,369,220	16,4	1,310,292	16.0	(58,928)	(4)
Investment and Operation	471,145	5.7	452,451	5.5	(18,694)	(4)
Retail	1,738,454	20,9	1,921,422	23.5	182,968	11
Overseas Business	986,762	11.7	985,236	12.1	(1,526)	0

Total	6,002,139	72.0	6,132,856	75.0	130,717	2

Difference between Segment Total and Consolidated Amounts	2,330,691	28.0	2,044,601	25.0	(286,090)	(12)

Total Consolidated Amounts	¥8,332,830	100.0	¥8,177,457	100.0	¥(155,373)	(2)

Segment profits increased 27% to ¥52,680 million compared to ¥41,443 million in the same period of the previous fiscal year.

From April 1, 2012, Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) is retrospectively applied to prior periods’ financial statements. Due to this change, the reclassified figures are shown for the three months ended June 30, 2011 and the fiscal year ended March 31, 2012.

Segment information for the first consolidated period is as follows:

Corporate Financial Services Segment

This segment is involved in lending, leasing and the commission business for the sale of financial products.

Direct financing lease revenues remained robust, while installment loan revenues decreased in line with a decrease in the average balance of installment loans despite a steady trend in new business volume. As a result, segment revenues remained flat compared to the same period of the previous fiscal year at ¥18,093 million.

Segment expenses decreased compared to the same period of the previous fiscal year, resulting from a decrease in provision for doubtful receivables and probable loan losses.

As a result, segment profits increased 120% to ¥6,100 million compared to ¥2,767 million during the same period of the previous fiscal year.

Segment assets remained flat compared to March 31, 2012 at ¥904,993 million as a result of an increase in investment in direct financing leases offsetting declines in installment loans.

Maintenance Leasing Segment

This segment consists of automobile and rental operations. The automobile operations are comprised of automobile leasing, rentals and car sharing and the rental operations are comprised of leasing and rental of precision measuring and IT-related equipment.

The production activity of Japanese companies has been improving and is on a moderate recovering trend. Although the business environment is not optimistic, Maintenance Leasing segment revenue has remained stable due to ORIX’s ability to provide customers with high value-added services to corporate customers’ cost reduction needs.

Segment revenue remained robust, recording ¥58,437 million, a similar level to the same period of the previous fiscal year due to solid revenues from operating leases including lease renewal revenues. Meanwhile, segment expenses decreased slightly, and as a result, segment profits increased 15% to ¥9,247 million compared to ¥8,036 million during the same period of the previous fiscal year.

Segment assets increased 4% compared to March 31, 2012 to ¥558,462 million due to increased investment in operating leases and direct financing leases.

Real Estate Segment

This segment consists of real estate development, rental and financing; facility operation; REIT asset management; and real estate investment advisory services.

The office building market is still in an adjustment phase. However, investors such as J-REITs and overseas investors are starting to acquire new properties. Under this environment, the real estate investment business is pursuing a policy of turning over assets while carefully monitoring the market and making appropriate asset sales. In addition, the number of condominiums delivered decreased to 298 units from 343 units during the previous fiscal year.

The real estate operating business consists of various businesses such as Japanese inns, golf courses and training facilities. Multiple facilities commenced their business since March 2012, and are steadily contributing to revenues.

Segment revenues increased 13% to ¥56,466 million compared to ¥50,084 million during the same period of the previous fiscal year due to increases in revenues from the operating business and gains on sales of real estate under operating leases.

Segment expenses increased compared to the same period of the previous fiscal year due to increases in write-downs of securities and operating business expenses, despite decreases in write-downs of long-lived assets and interest expenses.

As a result, segment profits increased 64% to ¥1,843 million compared to ¥1,121 million during the same period of the previous fiscal year.

Segment assets decreased 4% compared to March 31, 2012 to ¥1,310,292 million due to sales of real estate under operating leases, as well as decreases in installment loans and investment in securities.

Investment and Operation Segment

This segment consists of loan servicing, environment and energy-related business, and principal investment.

        In terms of the environment business in Japan, following the introduction of renewable energy feed-in tariff program, more and more companies are entering into the power generation business with ventures such as the mega solar projects. Moreover, ORIX anticipates expanded business opportunities with the expiration of the SME Financing Facilitation Act approaching on March 31, 2013, which could lead to more non-performing loans owned by financial institutions becoming available for sale.

Segment revenues increased 47% to ¥23,009 million compared to ¥15,659 million during the same period of the previous fiscal year due to an increase in gains on sales of investment securities and revenues from large collections in the servicing business.

Similarly, segment expenses increased compared to the same period of the previous fiscal year due to increases in write-downs of securities and write-downs of long-lived assets.

As a result, segment profits increased 94% to ¥10,578 million compared to ¥5,454 million during the same period of the previous fiscal year.

Segment assets decreased 4% compared to March 31, 2012 to ¥452,451 million due to decreases in investment in securities and installment loans.

Retail Segment

This segment consists of the life insurance operations, the banking business and the card loan business.

Life insurance premiums grew steadily in the life insurance business due to an increase in the number of policies in force, despite a decrease in insurance-related investment income compared to the same period of the previous fiscal year.

Both individual housing loans and corporate lending steadily increased in the banking business, and both revenues and profits increased.

As a result of the foregoing, segment revenues remained flat at ¥40,174 million compared to ¥39,797 million during the same period of the previous fiscal year. Meanwhile, segment profits increased 46% to ¥13,427 million compared to ¥9,214 million during the same period of the previous fiscal year due to gains associated with the consolidation of equity-method affiliate ORIX Credit Corporation as a subsidiary, in addition to declines in segment expenses due to decreases in provision for doubtful receivables and probable loan losses.

Segment assets increased 11% compared to March 31, 2012 to ¥1,921,422 million due to an increase in installment loans from consolidation of ORIX Credit Corporation as a subsidiary.

Overseas Business Segment

This segment consists of leasing, lending, investment in bonds, investment banking, and ship- and aircraft-related operations in the United States, Asia, Oceania and Europe.

The United States economy continues to maintain moderate growth, although there are some concerns over downside risks such as lagging recovery of employment and the residential property market. Meanwhile, the rate of growth in Asian economies is becoming more moderate due to sluggish growth in domestic demand, in addition to the softness of the European and United States economies. Even under such circumstance, stable profit has been maintained in this business segment.

Segment revenues decreased 10% to ¥45,004 million compared to ¥50,060 million in the same period of the previous fiscal year as a result of a decrease in gains on sales of investment securities in the United States, despite strong direct financing leases in Asia, and automobile and aircraft operating leases.

Segment expenses decreased compared to the same period of the previous fiscal year due to decreases in expenses such as write-downs of securities.

As a result, segment profits decreased 23% to ¥11,485 million compared to ¥14,851 million during the same period of the previous fiscal year.

Segment assets remained flat compared to March 31, 2012 at ¥985,236 million due to the effects of the appreciated yen and sales of loans in the United States, offsetting increases from new operating lease assets such as aircrafts and investment in direct finance leases in Asia.

ORIX has almost no exposure to assets or investments in Europe that are cause for credit risk concern and there is no direct impact on either segment profit or segment assets stemming from the European financial problems.

(2) Financial Condition

	As of March 31, 2012		As of June 30, 2012		Change
					Amount		Percent (%)
Total assets (millions of yen)	8,332,830		8,177,457		(155,373)		(2)
(Segment assets)	6,002,139		6,132,856		130,717		2
Total liabilities (millions of yen)	6,874,726		6,711,659		(163,067)		(2)
(Short- and long-term debt)	4,725,453		4,577,185		(148,268)		(3)
(Deposits)	1,103,514		1,095,945		(7,569)		(1)
ORIX Corporation shareholders’ equity (millions of yen)	1,380,736		1,389,372		8,636		1
ORIX Corporation shareholders’ Equity Per Share (yen)	12,841.46		12,921.78		80.32		1
ORIX Corporation shareholders’ equity ratio	16.6%		17.0%		0.4%		—
Adjusted ORIX Corporation shareholders’ equity ratio*	18.8%		19.0%		0.2%		—
D/E ratio (Debt-to-equity ratio) (Short-and long-term debt (excluding deposits) / ORIX Corporation Shareholders’ equity)	3.4	x	3.3	x	(0.1	)x	—
Adjusted D/E ratio*	2.8	x	2.7	x	(0.1	)x	—

*	Adjusted ORIX Corporation shareholders’ equity ratio and adjusted D/E ratio are non-GAAP financial measures presented on an adjusted basis which excludes certain assets or liabilities attributable to consolidated VIEs and reverses the cumulative effect on our retained earnings of applying the new accounting standards for the consolidation of VIE’s under ASU 2009-16 and ASU 2009-17, effective April 1, 2010. For a discussion of this and other non-GAAP financial measures, including a quantitative reconciliation to the most directly comparable GAAP financial measures, see “5. NON-GAAP FINANCIAL MEASURES.”

Total assets decreased 2% to ¥8,177,457 million from ¥8,332,830 million on March 31, 2012. Installment loans increased as a result of consolidation of ORIX Credit Corporation as a subsidiary. Meanwhile, in addition to a decrease in cash and cash equivalents, investment in securities decreased as a result of sales and redemption of government bonds and municipal bonds. Segment assets increased 2% compared to March 31, 2012 to ¥6,132,856 million. For more information about assets attributed to segment assets, see Note 19 “Segment Information.”

The balance of interest bearing liabilities is controlled at an appropriate level depending on the situation of assets, cash flow and liquidity on-hand in addition to the domestic and overseas financial environment. As a result, long-term debt and deposits decreased compared to March 31, 2012.

Shareholders’ equity increased 1% compared to March 31, 2012 to ¥1,389,372 million primarily due to an increase in retained earnings.

(3) Liquidity and Capital Resources

We require capital resources for working capital and investment and lending in our businesses. In setting funding strategies, we prioritize funding stability and maintaining adequate liquidity to minimize the effects of volatility in financial markets and optimize our funding activities through reflecting funding environments and controlling liquidity risks. In preparing our management plan, we consider asset structure and size in light of expected cash flows, asset liquidity and our own liquidity situation. In actual implementation, we adjust our funding plans at times in accordance with changes in external environments and funding necessities based on our business activities, and maintain flexible funding activities.

In this manner, we have implemented various efforts including diversifying our funding resources, promoting longer liability maturities, staggering interest and principal repayment dates, and maintaining adequate level of liquidity and reinforced our funding stabilities.

Our funding was comprised of borrowings from financial institutions, direct fund procurement from capital markets, and deposits. ORIX Group’s total funding including those from short- and long-term debt and deposits on a consolidated basis was ¥5,673,130 million as of June 30, 2012.

Borrowings were procured from a diverse range of financial institutions including major banks, regional banks, foreign banks, life and casualty insurance companies. The number of financial institutions from which we procured borrowings exceeded 200 as of June 30, 2012. Procurement from the capital markets was composed of bonds including unsecured convertible bonds, medium term notes, commercial paper, and payables under securitized leases, loan receivables and investment in securities (including asset backed securities). Three domestic and overseas subsidiaries accept deposits for funding purposes, with the majority of deposits attributable to ORIX Bank Corporation.

In the efforts to promote longer maturities of liabilities and further diversified capital resources, we secured longer maturities of borrowings from various range of domestic financial institutions, and issued domestic straight bonds both for institutions as well as individuals during the three months ended June 30, 2012. We also made international efforts including issuing Thai baht-denominated bonds in the capital markets in Thailand. In addition, in July 2012 we have distributed Australian dollar-denominated bonds to Japanese investors and issued Korean won-denominated bonds in the Korean capital markets. We intend to continue to strengthen our financial condition, while maintaining an appropriate balance of funding structure.

Short-term and long-term debt and deposits

(a) Short-term debt

	Millions of yen
	March 31, 2012	June 30, 2012
Borrowings from financial institutions	¥275,580	¥264,391
Notes	1,955	1,856
Commercial paper	180,438	208,661

Total	¥457,973	¥474,908

Short-term debt as of June 30, 2012 was ¥474,908 million, which accounts for 10% of the total amount of short and long-term debt (excluding deposits), with the same ratio as of March 31, 2012.

While the amount of short-term debt as of June 30, 2012 was ¥474,908 million, liquidity is maintained at adequate level: the sum of cash and cash equivalent and available amount of the committed credit facilities as of June 30, 2012 was ¥1,049,032 million.

(b) Long-term debt

	Millions of yen
	March 31, 2012	June 30, 2012
Borrowings from financial institutions	¥2,001,727	¥1,985,386
Bonds	1,330,137	1,290,228
Medium-term notes	60,911	56,942
Payable under securitized lease and loan receivables and investment in securities	874,705	769,721

Total	¥4,267,480	¥4,102,277

The balance of long-term debt as of June 30, 2012 was ¥4,102,277 million, which accounts for 90% of the total amount of short and long-term debts (excluding deposits), with the same ratio as of March 31, 2012. On an adjusted basis, our ratio of long-term debt to total debt (excluding deposits) was 88% as of June 30, 2012, with the same ratio as of March 31, 2012. This ratio is a non-GAAP financial measure presented on an adjusted basis that excludes payables under securitized leases, loan receivables and investment in securities. For a discussion of this and other non-GAAP financial measures including reconciliations to the most directly comparable financial measures presented in accordance with GAAP, see “5. NON-GAAP FINANCIAL MEASURES.”

(c) Deposits

	Millions of yen
	March 31, 2012	June 30, 2012
Deposits	¥1,103,514	¥1,095,945

Apart from the short-term and long-term debt noted above, ORIX Bank Corporation, ORIX Savings Bank, and ORIX Asia Limited accept deposits.

(4) Summary of Cash Flows

Cash and cash equivalents decreased by ¥171,975 million to ¥614,917 million in the first consolidated period compared to March 31, 2012.

Cash flows from operating activities provided ¥85,776 million in the three months ended June 30, 2012, up from ¥45,017 million during the same period of the previous fiscal year, resulting from an increase in quarterly net income and a decrease in restricted cash, in addition to the non-cash revenue and expense items such as depreciation and amortization, provision for doubtful receivables and probable loan losses and equity in net income (loss) of affiliates (excluding interest on loans) compared to the same period of the previous fiscal year.

Cash flows from investing activities provided ¥3,642 million in the three months ended June 30, 2012, while having provided ¥59,454 million during the same period of the previous fiscal year. This change was due to increases in acquisitions of subsidiaries, net of cash acquired and purchases of lease equipment.

Cash flows from financing activities used ¥258,004 million in the three months ended June 30, 2012, while having used ¥140,076 million during the same period of the previous fiscal year. This change was due to an increase in repayment of debt with maturities longer than three months, net of the amount of new proceeds from debt with maturities longer than three months for the three months ended June 30, 2012.

(5) Challenges to be addressed

There were no significant changes for the three months ended June 30, 2012.

(6) Research and Development Activity

There were no significant changes for the three months ended June 30, 2012.

(7) Major facilities

There were no significant changes in major facilities for the three months ended June 30, 2012.

5.	NON-GAAP FINANCIAL MEASURES

The sections in “(2) Financial Condition” and “(3) Liquidity and Capital Resources” contain certain financial measures presented on a basis not in accordance with U.S. GAAP (commonly referred to as non-GAAP financial measures), including long-term debt, ORIX Corporation Shareholders’ equity and total assets, as well as other measures or ratios calculated based on those measures, presented on an adjusted basis. The adjustment excludes payables under securitized leases, loan receivables and investment in securities and reverses the cumulative effect on retained earnings of applying the new accounting standards for the consolidation of VIEs, effective April 1, 2010.

Our management believes these non-GAAP financial measures provide investors with additional meaningful comparisons between our financial condition as of June 30, 2012, as compared to prior periods. Effective April 1, 2010, we adopted ASU 2009-16 and ASU 2009-17, which changed the circumstances under which we are required to consolidate certain VIEs. Our adoption of these new accounting standards caused a significant increase in our consolidated assets and liabilities and a decrease in our retained earnings without affecting the net cash flow and economic effects of our investments in such consolidated VIEs. Accordingly, our management believes that providing certain financial measures that exclude assets and liabilities attributable to consolidated VIEs as a supplement to financial information calculated in accordance with U.S. GAAP enhances the overall picture of our current financial position and enables investors to evaluate our historical financial and business trends without the large balance sheet fluctuation caused by our adoption of these new accounting standards.

We provide these non-GAAP financial measures as supplemental information to our consolidated financial statements prepared in accordance with U.S. GAAP, and they should not be considered in isolation or as substitutes for the most directly comparable U.S. GAAP measures.

The tables set forth below provide reconciliations of these non-GAAP financial measures to the most directly comparable financial measures presented in accordance with U.S. GAAP as reflected in our consolidated financial statements for the periods provided.

		2012
		As of March 31,		As of June 30,
		(Millions of yen, except percentage data)
Total assets	(a)	8,332,830		8,177,457
Deduct: Payables under securitized leases, loan receivables and investment in securities*		874,705		769,721
Adjusted total assets	(b)	7,458,125		7,407,736

Short-term debt	(c)	457,973		474,908
Long-term debt	(d)	4,267,480		4,102,277
Deduct: Payables under securitized leases, loan receivables and investment in securities*		874,705		769,721
Adjusted long-term debt	(e)	3,392,775		3,332,556
Long- and short-term debt (excluding deposits)	(f)=(c)+(d)	4,725,453		4,577,185
Adjusted short- and long-term debt (excluding deposits)	(g)=(c)+(e)	3,850,748		3,807,464
ORIX Corporation Shareholders’ equity	(h)	1,380,736		1,389,372
Deduct: The cumulative effect on retained earnings of applying the new accounting standards for the consolidation of VIEs under ASU 2009-16 and ASU 2009-17, effective April 1, 2010		(19,248)		(18,689)
Adjusted ORIX Corporation Shareholders’ equity	(i)	1,399,984		1,408,061
ORIX Corporation Shareholders’ Equity Ratio	(h)/(a)	16.6%		17.0%
Adjusted ORIX Corporation Shareholders’ Equity Ratio	(i)/(b)	18.8%		19.0%
D/E ratio	(f)/(h)	3.4	x	3.3	x
Adjusted D/E ratio	(g)/(i)	2.8	x	2.7	x
Long-term debt ratio	(d)/(f)	90%		90%
Adjusted long-term debt ratio	(e)/(g)	88%		88%

*	These deductions represent amounts recorded as liabilities and included in long-term debt on the consolidated balance sheet.

6.	Company Stock Information

(Following disclosure is provided for ORIX Corporation on a stand-alone basis and has been prepared based on Japanese GAAP.)

(1) Information of Issued Shares, Common Stock and Additional Paid-in Capital

The information of the number of issued shares, the amount of common stock and additional paid-in capital for the three months ended June 30, 2012 is as follows:

In thousands		Millions of yen
Number of issued shares		Common stock		Additional paid-in capital
Increase, net	June 30, 2012	Increase, net	June 30, 2012	Increase, net	June 30, 2012
—	110,254	—	¥144,026	—	¥171,205

(2) List of Major Shareholders

Not applicable (This item is not subject to disclosure in quarterly reports for the first and third quarters).

7.	Information of the Directors and the Executive Officers

(Following disclosure is based on Japanese GAAP and represents stand-alone basis of ORIX Corporation.)

Between the filing date of Form 20-F for the fiscal year ended March 31, 2012 and June 30, 2012, there have been no changes of directors and executive officers.

8.	Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

	Millions of yen
Assets	March 31, 2012	June 30, 2012
Cash and Cash Equivalents	¥786,892	¥614,917
Restricted Cash	123,295	91,202
Time Deposits	24,070	14,861
Investment in Direct Financing Leases	900,886	905,553
Installment Loans	2,769,898	2,879,713

(The amount of ¥19,397 million of installment loans as of March 31, 2012 and ¥10,655 million of installment loans as of June 30, 2012 are measured at fair value by electing the fair value option under FASB Accounting Standards Codification 825-10.)

Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(136,588)	(127,686)
Investment in Operating Leases	1,309,998	1,321,279
Investment in Securities	1,147,390	1,089,057
Other Operating Assets	206,109	214,652
Investment in Affiliates	331,717	294,317
Other Receivables	188,108	186,079
Inventories	79,654	73,054
Prepaid Expenses	39,547	45,705
Office Facilities	123,338	118,754
Other Assets	438,516	456,000

Total Assets	¥8,332,830	¥8,177,457

Note 1:	Prior-year amounts have been adjusted for the retrospective adoption of Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) on April 1, 2012.
Note 2:	The assets of consolidated variable interest entities (VIEs) that can be used only to settle obligations of those VIEs are below:

	Millions of yen
Assets	March 31, 2012	June 30, 2012
Cash and Cash Equivalents	¥11,836	¥12,689
Investment in Direct Financing Leases (Net of Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses)	232,575	203,559
Installment Loans (Net of Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses)	709,863	628,529
Investment in Operating Leases	269,267	208,900
Investment in Securities	50,059	49,249
Investment in Affiliates	13,899	13,880
Others	91,240	86,010

	¥1,378,739	¥1,202,816

	Millions of yen
Liabilities and Equity	March 31, 2012	June 30, 2012
Liabilities:
Short-Term Debt	¥457,973	¥474,908
Deposits	1,103,514	1,095,945
Trade Notes, Accounts Payable and Other Liabilities	290,466	298,116
Accrued Expenses	110,057	91,766
Policy Liabilities	405,017	406,852
Current and Deferred Income Taxes	98,127	104,667
Security Deposits	142,092	137,128
Long-Term Debt	4,267,480	4,102,277

Total Liabilities	6,874,726	6,711,659

Redeemable Noncontrolling Interests	37,633	37,486

Commitments and Contingent Liabilities
Equity:
Common Stock	144,026	144,026
Additional Paid-in Capital	179,223	179,286
Retained Earnings	1,202,450	1,227,373
Accumulated Other Comprehensive Income (Loss)	(96,056)	(112,406)
Treasury Stock, at Cost	(48,907)	(48,907)

ORIX Corporation Shareholders’ Equity	1,380,736	1,389,372

Noncontrolling Interests	39,735	38,940

Total Equity	1,420,471	1,428,312

Total Liabilities and Equity	¥8,332,830	¥8,177,457

Note 1:	Prior-year amounts have been adjusted for the retrospective adoption of Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) on April 1, 2012.
Note 2:	The liabilities of consolidated VIEs for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and subsidiaries are below:

	Millions of yen
Liabilities	March 31, 2012	June 30, 2012
Short-Term Debt	¥1,233	¥1,190
Trade Notes, Accounts Payable and Other Liabilities	8,120	9,206
Security Deposits	8,333	7,874
Long-Term Debt	1,039,927	892,191
Others	5,829	5,242

	¥1,063,442	¥915,703

(2) Condensed Consolidated Statements of Income (Unaudited)

	Millions of yen
	Three months ended June 30, 2011	Three months ended June 30, 2012
Revenues:
Direct financing leases	¥12,670	¥13,385
Operating leases	72,715	72,727
Interest on loans and investment securities	37,302	38,856
Brokerage commissions and net gains on investment securities	7,249	6,736
Life insurance premiums and related investment income	31,161	32,507
Real estate sales	11,003	12,504
Gains on sales of real estate under operating leases	165	315
Other operating revenues	65,861	74,761

Total revenues	238,126	251,791

Expenses:
Interest expense	29,341	27,458
Costs of operating leases	46,750	46,846
Life insurance costs	21,731	21,839
Costs of real estate sales	11,076	13,402
Other operating expenses	39,005	42,840
Selling, general and administrative expenses	49,697	51,027
Provision for doubtful receivables and probable loan losses	3,513	1,214
Write-downs of long-lived assets	1,520	1,320
Write-downs of securities	3,689	9,208
Foreign currency transaction loss (gain), net	(38)	(341)

Total expenses	206,284	214,813

Operating Income	31,842	36,978

Equity in Net Income of Affiliates	6,263	7,376
Gains (losses) on Sales of Subsidiaries and Affiliates and Liquidation Losses, Net	(184)	3,113

Income before Income Taxes and Discontinued Operations	37,921	47,467
Provision for Income Taxes	14,998	12,648

Income from Continuing Operations	22,923	34,819

Discontinued Operations:
Income from discontinued operations, net	2,075	1,807
Provision for income taxes	(822)	(679)

Discontinued operations, net of applicable tax effect	1,253	1,128

Net Income	24,176	35,947

Net Income Attributable to the Noncontrolling Interests	139	476

Net Income Attributable to the Redeemable Noncontrolling Interests	800	698

Net Income Attributable to ORIX Corporation	¥23,237	¥34,773

(Note)	1.	Pursuant to FASB Accounting Standards Codification 205-20 (“Presentation of Financial Statements—Discontinued Operations”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.
	2.	Prior-year amounts have been adjusted for the retrospective adoption of Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) on April 1, 2012.

	Millions of yen
	Three months ended June 30, 2011	Three months ended June 30, 2012
Income attributable to ORIX Corporation:
Income from continuing operations	¥22,044	¥33,645
Discontinued operations	1,193	1,128
Net income attributable to ORIX Corporation	23,237	34,773

	Yen
	Three months ended June 30, 2011	Three months ended June 30, 2012
Amounts per Share of Common Stock for Income attributable to ORIX Corporation:
Basic:
Income from continuing operations	¥205.06	¥312.92
Discontinued operations	11.10	10.49
Net income attributable to ORIX Corporation	216.16	323.41

Diluted:
Income from continuing operations	¥171.47	¥261.60
Discontinued operations	9.04	8.67
Net income attributable to ORIX Corporation	180.51	270.27

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	Millions of yen
	Three months ended June 30, 2011	Three months ended June 30, 2012
Net Income	¥24,176	¥35,947

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	34	(845)
Net change of defined benefit pension plans	166	109
Net change of foreign currency translation adjustments	(7,012)	(18,808)
Net change of unrealized gains (losses) on derivative instruments	(735)	594

Total other comprehensive income (loss)	(7,547)	(18,950)

Comprehensive Income	16,629	16,997

Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	14	(718)

Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	(199)	(708)

Comprehensive Income Attributable to ORIX Corporation	¥16,814	¥18,423

(4) Condensed Consolidated Statements of Changes in Equity (Unaudited)

Three months ended June 30, 2011

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Beginning Balance	¥143,995	¥179,137	¥1,141,559	¥(96,180)	¥(49,170)	¥1,319,341	¥21,687	¥1,341,028

Cumulative effect of change in accounting principle*			(12,759)			(12,759)	0	(12,759)
Contribution to Subsidiaries						0	20,874	20,874
Transaction with noncontrolling interests		5				5	29	34
Comprehensive income (loss), net of tax:
Net income			23,237			23,237	139	23,376
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(46)		(46)	80	34
Net change of defined benefit pension plans				166		166	0	166
Net change of foreign currency translation adjustments				(5,812)		(5,812)	(201)	(6,013)
Net change of unrealized gains (losses) on derivative instruments				(731)		(731)	(4)	(735)

Total other comprehensive income (loss)						(6,423)	(125)	(6,548)

Total comprehensive income (loss)						16,814	14	16,828

Cash dividends			(8,599)			(8,599)	(1,283)	(9,882)
Exercise of stock options	10	10				20	0	20
Acquisition of treasury stock					(1)	(1)	0	(1)
Other, net		41	(54)			(13)	0	(13)

Ending balance	¥144,005	¥179,193	¥1,143,384	¥(102,603)	¥(49,171)	¥1,314,808	¥41,321	¥1,356,129

*	Cumulative effect of change in accounting principle represents the cumulative effect of the retrospective adoption of Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)).

Changes in the redeemable noncontrolling interests are not included in the table. For further information, see Note 9 “Redeemable Noncontrolling Interests.”

Three months ended June 30, 2012

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Beginning Balance	¥144,026	¥179,223	¥1,202,450	¥(96,056)	¥(48,907)	¥1,380,736	¥39,735	¥1,420,471

Contribution to Subsidiaries						0	205	205
Transaction with noncontrolling interests		3				3	94	97
Comprehensive income (loss), net of tax:
Net income			34,773			34,773	476	35,249
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(993)		(993)	148	(845)
Net change of defined benefit pension plans				108		108	1	109
Net change of foreign currency translation adjustments				(16,060)		(16,060)	(1,342)	(17,402)
Net change of unrealized gains (losses) on derivative instruments				595		595	(1)	594

Total other comprehensive income (loss)						(16,350)	(1,194)	(17,544)

Total comprehensive income (loss)						18,423	(718)	17,705

Cash dividends			(9,676)			(9,676)	(376)	(10,052)
Other, net		60	(174)			(114)	0	(114)

Ending balance	¥144,026	¥179,286	¥1,227,373	¥(112,406)	¥(48,907)	¥1,389,372	¥38,940	¥1,428,312

Changes in the redeemable noncontrolling interests are not included in the table. For further information, see Note 9 “Redeemable Noncontrolling Interests.”

(5) Condensed Consolidated Statements of Cash Flows (Unaudited)

	Millions of yen
	Three months ended June 30, 2011	Three months ended June 30, 2012
Cash Flows from Operating Activities:
Net income	¥24,176	¥35,947
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	41,072	42,622
Provision for doubtful receivables and probable loan losses	3,513	1,214
Increase (Decrease) in policy liabilities	(2,857)	1,835
Equity in net income of affiliates (excluding interest on loans)	(5,863)	(7,178)
Gains (Losses) on sales of subsidiaries and affiliates and liquidation losses, net	184	(3,113)
Gains on sales of available-for-sale securities	(1,662)	(1,189)
Gains on sales of real estate under operating leases	(165)	(315)
Gains on sales of operating lease assets other than real estate	(3,863)	(3,528)
Write-downs of long-lived assets	1,520	1,320
Write-downs of securities	3,689	9,208
Decrease (Increase) in restricted cash	(3,302)	36,449
Decrease (Increase) in trading securities	19,785	(16,941)
Decrease in inventories	5,586	5,057
Decrease in other receivables	7,452	12,603
Decrease in trade notes, accounts payable and other liabilities	(5,313)	(3,719)
Other, net	(38,935)	(24,496)

Net cash provided by operating activities	45,017	85,776

Cash Flows from Investing Activities:
Purchases of lease equipment	(140,133)	(171,899)
Principal payments received under direct financing leases	89,905	90,171
Installment loans made to customers	(147,284)	(171,208)
Principal collected on installment loans	228,216	213,435
Proceeds from sales of operating lease assets	51,315	40,737
Investment in affiliates, net	9,005	(10,173)
Purchases of available-for-sale securities	(151,793)	(130,344)
Proceeds from sales of available-for-sale securities	96,329	104,990
Proceeds from redemption of available-for-sale securities	52,680	69,009
Purchases of held-to-maturity securities	0	(3,406)
Purchases of other securities	(27,742)	(6,638)
Proceeds from sales of other securities	3,905	8,611
Purchases of other operating assets	(4,817)	(4,308)
Acquisitions of subsidiaries, net of cash acquired	(101)	(40,195)
Sales of subsidiaries, net of cash disposed	988	0
Other, net	(1,019)	14,860

Net cash provided by investing activities	59,454	3,642

Cash Flows from Financing Activities:
Net decrease in debt with maturities of three months or less	(75,147)	(63,362)
Proceeds from debt with maturities longer than three months	348,538	330,519
Repayment of debt with maturities longer than three months	(393,181)	(514,387)
Net decrease in deposits due to customers	(40,637)	(5,445)
Cash dividends paid to ORIX Corporation shareholders	(8,599)	(9,676)
Contribution from noncontrolling interests	20,258	0
Net increase in call money	10,000	5,000
Other, net	(1,308)	(653)

Net cash used in financing activities	(140,076)	(258,004)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(1,748)	(3,389)

Net decrease in Cash and Cash Equivalents	(37,353)	(171,975)

Cash and Cash Equivalents at Beginning of Year	732,127	786,892

Cash and Cash Equivalents at End of Period	¥694,774	¥614,917

Notes to Consolidated Financial Statements

1.	Overview of Accounting Principles Utilized

In preparing the accompanying consolidated financial statements, ORIX Corporation (“the Company”) and its subsidiaries have complied with accounting principles generally accepted in the United States of America (“U.S. GAAP”), modified for the accounting for stock splits (see Note 2 (n)).

These statements include all adjustments (consisting of normal recurring accruals) that we considered necessary to present a fair statement of our results of operations, financial position and cash flows. The results reported in these condensed consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. It is suggested that these condensed consolidated financial statements be read in conjunction with the financial statements and notes thereto included in our March 31, 2012 consolidated financial statements on Form 20-F.

Since the Company listed on the New York Stock Exchange in September 1998, the Company has filed the annual report (Form 20-F) including the consolidated financial statements with the Securities and Exchange Commission.

Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are as follows:

(a) Initial direct costs

Under U.S. GAAP, certain initial direct costs to originate leases or loans are being deferred and amortized as yield adjustments over the life of related direct financing leases or loans by using interest method.

On the other hand, under Japanese GAAP, those initial direct costs are recognized as expenses when they are incurred.

(b) Operating leases

Under U.S. GAAP, revenues from operating leases are recognized on a straight-line basis over the contract terms. Also operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis.

On the other hand, Japanese GAAP allows for operating lease assets to be depreciated using either the declining-balance basis or straight-line basis.

(c) Accounting for life insurance operations

Based on ASC 944 (“Financial Services—Insurance”), certain costs related directly to the successful acquisition of new or renewal insurance contracts, or deferred policy acquisition costs, are being deferred and amortized over the respective policy periods in proportion to anticipated premium revenue.

Under Japanese GAAP, such costs are recorded as expenses currently in earnings in each accounting period.

In addition, under U.S. GAAP, although policy liabilities for future policy benefits are established using the net level premium method, based on actuarial estimates of the amount of future policyholder benefits, under Japanese GAAP, these are calculated by the methodology which relevant authorities accept.

(d) Accounting for goodwill and other intangible assets in business combination

Under U.S. GAAP, goodwill and intangible assets that have indefinite useful lives are not amortized, but tested at least annually for impairment. Additionally, if events or changes in circumstances indicate that the asset might be impaired, the Company and its subsidiaries test for impairment when such events or changes occur.

Under Japanese GAAP, goodwill is amortized over an appropriate period up to 20 years.

(e) Accounting for pension plans

Under U.S. GAAP, the Company and its subsidiaries apply ASC 715 (“Compensation- Retirement Benefits”) and record pension costs based on the amounts determined using actuarial methods. The net actuarial loss is amortized using a corridor test. The Company and its subsidiaries also recognize the funded status of pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, on the consolidated balance sheets.

Under Japanese GAAP, the net actuarial loss is fully amortized over a certain term within the average remaining service period of employees. The pension liabilities are recorded for the difference between the plan assets and the benefit obligation, net of unrecognized prior service cost and net actuarial loss, on the consolidated balance sheets.

(f) Reporting on discontinued operations

Under U.S. GAAP, in accordance with ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”), the financial results of discontinued operations and disposal gain or loss, net of applicable income tax effects, are presented as a separate line from continuing operations in the consolidated statements of income. The prior periods’ results of these discontinued operations have also been reclassified as income from discontinued operations in each prior period presented in the accompanying consolidated statements of income and consolidated statements of cash flows.

Under Japanese GAAP, there are no rules on reporting discontinued operations and the amounts are not presented separately from continuing operations.

(g) Presentation of net income in the consolidated statements of income

Under U.S. GAAP, net income consists of net income attributable to the parent and net income attributable to the noncontrolling interests. Each of them is separately stated in the consolidated statements of income.

Under Japanese GAAP, net income attributable to the minority interests is not included in net income.

(h) Partial sale and additional acquisition of the parent’s ownership interest in subsidiaries

Under U.S. GAAP, a partial sale and an additional acquisition of the parent’s ownership interest in subsidiaries where the parent continues to retain control of that subsidiary are accounted for as equity transactions. On the other hand, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained.

Under Japanese GAAP, a partial sale of the parent’s ownership interest where the parent continues to retain control is accounted for as a profit-loss transaction and an additional acquisition of the parent’s ownership interest is accounted for as a business combination. In addition, in a transaction that results in the loss of control, only the realized gain or loss related to the portion of ownership interest sold is recognized in income and the gain or loss on the remeasurement to fair value of the interest retained is not recognized.

(i) Classification in consolidated statements of cash flows

Classification in the statements of cash flows under U.S. GAAP is based on ASC 230 (“Statement of Cash Flows”), which differs from Japanese GAAP. As significant differences, purchase of lease equipment and principal payments received under direct financing leases, proceeds from sales of operating lease assets, installment loans made to customers and principal collected on installment loans (excluding issues and collections of loans held for sale) are included in “Cash Flows from Investing Activities” under U.S. GAAP while they are classified as “Cash Flows from Operating Activities” under Japanese GAAP.

(j) Securitization of financial assets

Under U.S. GAAP, from April 1, 2010, because the exception to variable interest entities that are qualifying special-purpose entities has been removed, an enterprise is required to perform analysis to determine whether or not to consolidate these special-purpose entities (SPEs) for securitization under the VIE’s consolidation rules. As a result of the analysis, if it is determined that the enterprise transferred financial assets in a securitization transaction to SPE that needs to be consolidated, the transaction is not accounted for as a sale but accounted for as a secured borrowing.

Under Japanese GAAP, an SPE that meets certain conditions may be considered not to be a subsidiary of the investor or transferor. Therefore, if an enterprise transfers financial assets to this type of SPE in a securitization transaction, the transferee SPE is not required to be consolidated, and the enterprise accounts for the transaction as a sale and recognizes a gain or loss on the sale into earnings when control over the transferred assets is surrendered.

2.	Significant Accounting and Reporting Policies

(a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in affiliates, where the Company has the ability to exercise significant influence by way of 20%-50% ownership or other means, are accounted for by using the equity method. Where the Company holds majority voting interests but noncontrolling shareholders have substantive participating rights to decisions that occur as part of the ordinary course of their business, the equity method is applied pursuant to FASB Accounting Standards Codification (“ASC”) 810-10-25-2 to 14 (“Consolidation—The effect of Noncontrolling Rights on Consolidation”). In addition, the consolidated financial statements also include variable interest entities to which the Company and its subsidiaries are primary beneficiaries pursuant to ASC 810-10 (“Consolidation—Variable Interest Entities”).

A lag period of up to three months is used on a consistent basis when considered necessary and appropriate for recognizing the results of subsidiaries and affiliates.

All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified ten areas where it believes assumptions and estimates are particularly critical to the financial statements. These are the selection of valuation techniques and determination of assumptions used in fair value measurements (see Note 3), the determination and periodic reassessment of the unguaranteed residual value for direct financing leases and operating leases (see (d)), the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs (see (e)), the determination of the allowance for doubtful receivables on direct financing leases and probable loan losses (see (f)), the determination of impairment of long-lived assets (see (g)), the determination of impairment of investment in securities (see (h)), the determination of valuation allowance for deferred tax assets and the evaluation of tax positions (see (i)), assessment and measurement of effectiveness in hedging relationship using derivative financial instruments (see (k)), the determination of benefit obligation and net periodic pension cost (see (l)) and the determination of impairment of goodwill and intangible assets not subject to amortization (see (w)).

(c) Foreign currencies translation

The Company and its subsidiaries maintain their accounting records in their functional currency. Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date.

The financial statements of overseas subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal period to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal period. The currencies in which the operations of the overseas subsidiaries and affiliates are conducted are regarded as the functional currencies of these companies. Foreign currency translation adjustments reflected in accumulated other comprehensive income (loss) arise from the translation of foreign currency financial statements into Japanese yen.

(d) Recognition of revenues

Revenues are recognized when persuasive evidence of an arrangement exists, the service has been rendered or the goods have been delivered to the customer, the transaction price is fixed or determinable and collectibility is reasonably assured.

In addition to the aforementioned general policy, the policies as specifically described hereinafter are applied for each of the major revenue items.

Leases—The Company and its subsidiaries lease various assets to customers under direct financing or operating lease arrangements. Classification of a lease arrangement into either a direct financing lease or an operating lease is dependent upon the specific conditions of the arrangement. Revenue recognition policies applied for direct financing leases and operating leases are specifically described in sections following this paragraph. In providing leasing services, the Company and its subsidiaries execute supplemental services, such as paying insurance and handling taxes on leased assets on behalf of lessees. In some cases, automobile maintenance services are also provided to lessees. Where under terms of the lease or related maintenance agreements the Company and its subsidiaries bear the favorable or unfavorable variability of cost, revenues and expenses are recorded on a gross basis. For those arrangements in which the Company and its subsidiaries do not have substantial risks and rewards of ownership, but instead serve as an agent in collecting from lessees and remitting payments to third parties, the Company and its subsidiaries record revenues net of third-party services costs. Revenues from automobile maintenance services are taken into income over the contract period in proportion to the estimated service costs to be incurred and are recorded in other operating revenues in the accompanying consolidated statements of income.

(1) Recognition of revenues for direct financing leases

Direct financing leases consist of full-payout leases for various equipment types, including office equipment, industrial machinery and transportation equipment. The excess of aggregate lease rentals plus the estimated unguaranteed residual value over the cost of the leased equipment constitutes the unearned lease income to be taken into income over the lease term by using the interest method. The estimated residual values represent estimated proceeds from the disposition of equipment at the time the lease is terminated. Estimates of unguaranteed residual values are based on current market values of used equipment, estimates of when and how much equipment will become obsolete, and actual recovery being experienced for similar used equipment. Initial direct costs are being deferred and amortized as a yield adjustment over the life of the related lease by using interest method. The unamortized balance of initial direct costs is reflected as a component of investment in direct financing leases.

(2) Recognition of revenues for operating leases

Revenues from operating leases are recognized on a straight-line basis over the contract terms. Investment in operating leases is stated at cost less accumulated depreciation, which was ¥404,818 million and ¥400,606 million as of March 31, 2012 and June 30, 2012, respectively. Operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis. Depreciation expenses are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets, except real estate under operating leases, are included in operating lease revenues. With respect to some sales of real estate under operating leases such as commercial buildings, the Company or its subsidiaries may retain an interest in some cash flows of the real estate in the form of management or operation of the real estate. Where the Company or its subsidiaries have significant continuing involvement in the operations from the real estate under operating leases which have been disposed of, the gains or losses arising from such disposition are separately disclosed as gains on sales of real estate under operating leases, whereas if the Company or its subsidiaries have no significant continuing involvement in the operations from such disposed real estate, the gains or losses are reported as income from discontinued operations, net.

Estimates of residual values are based on current market values of used equipment, estimates of when and how much equipment will become obsolete and actual recovery being experienced for similar used equipment.

Installment loans—Interest income on installment loans is recognized on an accrual basis. Certain direct loan origination costs, offset by loan origination fees, are being deferred and amortized over the contractual term of the loan as an adjustment of the related loan’s yield using the interest method.

Interest payments received on impaired loans other than purchased loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal. For purchased loans, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans regardless of whether impairment is recognized or not.

Non-accrual policy—In common with all classes, past-due financing receivables are receivables for which principal or interest is past-due 30 days or more. Loans whose terms have been modified are not classified as past-due financing receivables if the principals and interests are not past-due 30 days or more in accordance with the modified terms. The Company and its subsidiaries suspend accruing revenues on past-due installment loans and direct financing leases when principal or interest is past-due 90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. Accrued but uncollected interest is reclassified to investment in direct financing leases or installment loans in the accompanying consolidated balance sheets and becomes subject to the allowance for doubtful receivables and probable loan loss process. Cash repayments received on non-accrual loans are applied first against past due interest and then any surpluses are applied to principal in view of the conditions of the contract and obligors. The Company and its subsidiaries return to accrual status non-accrual loans and lease receivables when it becomes certain that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and receivables, as evidenced by continual payments from the debtors.

Brokerage commissions and net gains on investment securities—Brokerage commissions and net gains on investment securities are recorded on a trade date basis.

Real estate sales—Revenues from the sales of real estate are recognized when a contract is in place, a closing has taken place, the buyer’s initial and continuing investment is adequate to demonstrate a commitment to pay for the property and the Company and its subsidiaries do not have a substantial continuing involvement in the property.

(e) Insurance premiums and expenses

Premium income from life insurance policies is recognized as earned premiums when due.

Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities for future policy benefits are established using the net level premium method, based on actuarial estimates of the amount of future policyholder benefits.

ASC 944 (“Financial Services—Insurance”) requires insurance companies to defer certain costs related directly to the successful acquisition of new or renewal insurance contracts, or deferred policy acquisition costs, and amortize them over the respective policy periods in proportion to anticipated premium revenue. These deferred policy acquisition costs consist primarily of first-year commissions in excess of recurring policy maintenance costs and certain variable costs and expenses for underwriting policies.

Amortization charged to income for the three months ended June 30, 2011 and 2012 amounted to ¥1,827 million and ¥1,481 million, respectively.

(f) Allowance for doubtful receivables on direct financing leases and probable loan losses

The allowance for doubtful receivables on direct financing leases and probable loan losses is maintained at a level which, in the judgment of management, is appropriate to provide for probable losses inherent in lease and loan portfolios. The allowance is increased by provision charged to income and is decreased by charge-offs, net of recoveries.

Developing the allowance for doubtful receivables on direct financing leases and probable loan losses is subject to numerous estimates and judgments. In evaluating the appropriateness of the allowance, management considers various factors, including the business characteristics and financial conditions of the obligors, current economic conditions and trends, prior charge-off experience, current delinquencies and delinquency trends, future cash flows expected to be received from the direct financing leases and loans and value of underlying collateral and guarantees. Impaired loans are individually evaluated for a valuation allowance based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. For non-impaired loans, including loans that are not individually evaluated for impairment, and direct financing leases, the Company and its subsidiaries evaluate prior charge-off experience segmented by the debtors’ industries and the purpose of the loans, and then develop the allowance for doubtful receivables on direct financing leases and probable loan losses considering the prior charge-off experience and current economic conditions.

The Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal considering debtors’ creditworthiness and the liquidation status of collateral.

(g) Impairment of long-lived assets

The Company and its subsidiaries have followed ASC 360-10 (“Property, Plant, and Equipment—Impairment or Disposal of Long-Lived Assets”). Under ASC 360-10, long-lived assets to be held and used in operations, including tangible assets and intangible assets being amortized, consisting primarily of office building, condominiums, golf courses and other operating assets, shall be tested for recoverability whenever events or changes in circumstances indicate that the assets might be impaired. When the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets, the net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. The Company and its subsidiaries determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.

(h) Investment in securities

Trading securities are reported at fair value with unrealized gains and losses included in income.

Available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded in accumulated other comprehensive income (loss), net of applicable income taxes.

Held-to-maturity securities are recorded at amortized cost.

Other securities are recorded at cost or carrying value that reflects equity income and loss based on the Company’s share.

For available-for-sale securities, the Company and its subsidiaries generally recognize losses related to equity securities for which the fair value has been significantly below the acquisition cost (or current carrying value if an adjustment has been made in the past) for more than six months. Also, the Company and its subsidiaries charge against income losses related to equity securities in situations where, even though the fair value has not remained significantly below the carrying value for six months, the decline in the fair value of an equity security is based on issuer’s specific economic conditions and not just general declines in the related market and where it is considered unlikely that the fair value of the equity security will recover within the six months.

For debt securities, in the case of the fair value being below the amortized cost, the Company and its subsidiaries consider whether those securities are other-than-temporarily impaired using all available information about the collectibility. The Company and its subsidiaries do not consider that an other-than-temporary impairment for a debt security has occurred if (1) the Company and its subsidiaries do not intend to sell the debt security, (2) it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis, and (3) the present value of estimated cash flows will fully cover the amortized cost of the security. On the other hand, the Company and its subsidiaries consider that an other-than-temporary impairment has occurred if (1) the Company and its subsidiaries intend to sell the debt security, (2) it is more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis, or (3) the present value of estimated cash flows will not fully cover the amortized cost of the security. For the debt security for which an other-than-temporary impairment is considered to have occurred, the Company and its subsidiaries recognize the entire difference between the amortized cost and the fair value in earnings if the Company and its subsidiaries intend to sell the debt security or it is more likely than not that the Company and its subsidiary will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss. On the other hand, if the Company and its subsidiaries do not intend to sell the debt security and it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss, the Company and its subsidiaries separate the difference between the amortized cost and the fair value of the debt securities into the credit loss component and the non-credit loss component. The credit loss component is recognized in earnings, and the non-credit loss component is recognized in other comprehensive income (loss), net of applicable income taxes.

For other securities, the Company and its subsidiaries reduce the carrying value of other securities to the fair value and charge against income losses related to other securities in situations where it is considered that the decline in the value of other securities is other than temporary.

(i) Income taxes

The Company, in general, determines its provision for income taxes for quarterly periods by applying the current estimate of the effective tax rate for the full fiscal year to the actual year-to-date income before income taxes and discontinued operations. The estimated effective tax rate is determined by dividing the estimated provision for income taxes for the full fiscal year by the estimated income before income taxes and discontinued operations for the full fiscal year.

At the fiscal year end, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if, based on the weight of available evidence, it is “more likely than not” that some portion or all of the deferred tax asset will not be realized.

The effective income tax rates including discontinued operations are 39.6% and 27.0% for the three months ended June 30, 2011 and 2012, respectively. For the three months ended June 30, 2011, the Company and its subsidiaries in Japan were subject to a National Corporate tax of approximately 30%, an Inhabitant tax of approximately 5% and a deductible Enterprise tax of approximately 8%, which in the aggregate resulted in a statutory income tax rate of approximately 40.9%. For the three months ended June 30, 2012, as a result of the tax reforms as discussed in the following paragraph, the National Corporation tax was reduced from 30% to approximately 28% and accordingly, the statutory income tax rate was reduced to approximately 38.3%. The effective income tax rate is different from the statutory tax rate primarily because of certain non-deductible expenses for tax purposes, non-taxable income for tax purposes, a change in valuation allowance, the effect of lower income tax rates on foreign subsidiaries and a life insurance subsidiary in Japan and reversal of undistributed earnings of affiliates.

On November 30, 2011, the bill for reconstruction funding after the March 11, 2011 Great East Japan Earthquake and the bill for the 2011 tax reform were approved by the National Diet of Japan. From fiscal years beginning on or after April 1, 2012, the Japanese corporation tax rate is reduced, and as a result, the statutory income tax rate for fiscal years beginning between April 1, 2012 and March 31, 2015 is reduced to approximately 38.3%. The rate for fiscal years beginning after April 1, 2015 will be reduced to approximately 35.9%. In addition, tax loss carry-forward rules are amended. The Carry-forward period is extended to 9 years, compared to 7 years under the pre-amendment rules. Further, the deductible amount is limited to 80% of taxable income for the year, while total amount of taxable income for the year was available for the deduction under the pre-amendment rules. The amendment to the carry-forward period is applicable for tax losses incurred in fiscal years ending on or after April 1, 2008 and the amendment to the deductible amount is applicable for fiscal years beginning on or after April 1, 2012.

The Company and its subsidiaries have followed ASC 740 (“Income Taxes”). According to ASC 740, the Company and its subsidiaries recognize the financial statement effects of a tax position taken or expected to be taken in a tax return when it is more likely than not, based on the technical merits, that the position will be sustained upon tax examination, including resolution of any related appeals or litigation processes, and measure the tax position that meets the recognition threshold at the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with the taxing authority. The Company and its subsidiaries classify penalties and interest expense related to income taxes as part of provision for income taxes in the consolidated statements of income.

The Company and certain consolidated subsidiaries have elected to file a consolidated tax return.

(j) Securitized assets

The Company and its subsidiaries have securitized and sold to investors certain lease receivables, loan receivables and investment in securities. In the securitization process, the assets to be securitized (“the assets”) are sold to trusts and special-purpose entities that issue asset-backed beneficial interests and securities to the investors.

From April 1, 2010, the Company and its subsidiaries have adopted Accounting Standards Update 2009-16 (ASC 860 (“Transfers and Servicing”)), which removed the exemption from consolidation previously given to QSPEs and any SPEs for securitizing financial assets have become subject to the consolidation rule for VIEs. As a result, trusts or SPEs used in securitization transactions including those that were previously considered to be QSPEs of which the Company and its subsidiaries are the primary beneficiary have been consolidated, and the transfers of the financial assets to those consolidated trusts and SPEs are not accounted for as sales. Assets held by consolidated trusts or consolidated SPEs continue to be accounted for as direct financing lease receivables, loan receivable and investment securities, as they were before the transfer, and asset-backed beneficial interests and securities issued to the investors are accounted for as debt. In case the Company and its subsidiaries have transferred financial assets to a transferee which is not subject to consolidation, the Company and its subsidiaries account for the transfer as a sale when control over the transferred assets is surrendered.

A certain subsidiary originates and sells loans into the secondary market, while retaining the obligation to service those loans. In addition, it undertakes obligations to service loans originated by others. The subsidiary recognizes servicing assets if it expects the benefit of servicing to more than adequately compensate it for performing the servicing or recognizes servicing liabilities if it expects the benefit of servicing to less than adequately compensate it. These servicing assets and liabilities are initially recognized at fair value and subsequently accounted for using the amortization method whereby the assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss. On a quarterly basis, servicing assets and liabilities are evaluated for impairment or increased obligations. The fair value of servicing assets and liabilities is estimated using an internal valuation model, or by obtaining an opinion of value from an independent third-party vendor. Both methods are based on calculating the present value of estimated future net servicing cash flows, taking into consideration discount rates, prepayments, and servicing costs. The internal valuation model is validated at least semiannually through third-party valuations.

(k) Derivative financial instruments

The Company and its subsidiaries apply ASC 815 (“Derivatives and Hedging”), and all derivatives held by the Company and its subsidiaries are recognized on the consolidated balance sheets at fair value. The accounting treatment of subsequent changes in their fair value depends on their use, and whether they qualify as effective “hedges” for accounting purposes. Derivatives that are not hedges must be adjusted to fair value through the consolidated statements of income. If a derivative is a hedge, then depending on its nature, changes in its fair value will be either offset against change in the fair value of hedged assets or liabilities through the consolidated statements of income, or recorded in other comprehensive income (loss).

If a derivative is held as a hedge of the variability of fair value related to a recognized asset or liability or an unrecognized firm commitment (“fair value” hedge), changes in the fair value of the derivative are recorded in earnings along with the changes in the fair value of the hedged item.

If a derivative is held as a hedge of the variability of cash flows related to a forecasted transaction or a recognized asset or liability (“cash flow” hedge), changes in the fair value of the derivative are recorded in other comprehensive income (loss) to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item.

If a derivative is held as a hedge of a foreign-currency fair-value or cash-flow hedge (“foreign currency” hedge), changes in the fair value of the derivative are recorded in either earnings or other comprehensive income (loss), depending on whether the hedged transaction is a fair-value hedge or a cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, changes in its fair value, to the extent effective as a hedge, are recorded in the foreign currency translation adjustments account within other comprehensive income (loss).

Changes in the fair value of a derivative, which is not held as a hedge, such as those held for trading use, or the ineffective portion of the change in fair value of a derivative that qualifies as a hedge, are recorded in earnings.

For all hedging relationships, at inception the Company and its subsidiaries formally document the details of the hedging relationship and hedged activity. The Company and its subsidiaries also formally assess, both at the hedge’s inception and on an ongoing basis, the effectiveness of the hedge relationship. The Company and its subsidiaries cease hedge accounting prospectively when the derivative no longer qualifies for hedge accounting.

(l) Pension plans

The Company and certain subsidiaries have contributory and non-contributory pension plans covering substantially all of their employees. The Company and its subsidiaries apply ASC 715 (“Compensation—Retirement Benefits”), and the costs of pension plans are accrued based on amounts determined using actuarial methods under the assumptions of discount rate, rate of increase in compensation level, expected long-term rate of return on plan assets and others.

The Company and its subsidiaries also recognize the funded status of pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, on the consolidated balance sheet. Changes in that funded status are recognized in the year in which the changes occur through other comprehensive income (loss), net of applicable income taxes.

(m) Stock-based compensation

The Company and its subsidiaries apply ASC 718 (“Compensation—Stock Compensation”). ASC 718 requires, with limited exception, that the cost of employee services received in exchange for an award of equity instruments be measured based on the grant-date fair value. The costs are recognized over the requisite employee service period.

(n) Stock splits

Stock splits implemented prior to October 1, 2001 had been accounted for by transferring an amount equivalent to the par value of the shares from additional paid-in capital to common stock as required by the Japanese Commercial Code (the “Code”) before amendment. However, no such reclassification was made for stock splits when common stock already included a portion of the proceeds from shares issued at a price in excess of par value. This method of accounting was in conformity with accounting principles generally accepted in Japan.

As a result of a revision to the Code before amendment effective on October 1, 2001 and the Companies Act implemented on May 1, 2006, the above-mentioned method of accounting required by the Code has become unnecessary.

In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings to common stock and additional paid-in capital amounts equal to the fair market value of the shares issued. Common stock is increased by the par value of the shares and additional paid-in capital is increased by the excess of the market value over par value of the shares issued. Had such stock splits made prior to October 1, 2001 been accounted for in this manner, additional paid-in capital as of June 30, 2012 would have increased by approximately ¥24,674 million, with a corresponding decrease in retained earnings. Total ORIX Corporation shareholders’ equity would remain unchanged. A stock split on May 19, 2000 was excluded from the above amounts because the stock split was not considered to be a stock dividend under U.S. GAAP.

(o) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.

(p) Restricted cash

Restricted cash consists of deposits related to servicing agreements, deposits collected on behalf of the customers and applied to non-recourse loans, trust accounts under securitization programs and others.

(q) Installment loans

Certain loans, which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held for sale and are carried at the lower of cost or market value determined on an individual basis, except loans held for sale for which the fair value option under ASC 825-10 (“Financial Instruments—Fair Value Option”) was elected. A subsidiary elected the fair value option under ASC 825-10 (“Financial Instruments—Fair Value Option”) on its loans held for sale originated on or after October 1, 2011. The subsidiary enters into forward sale agreements to offset the change in the fair value of loans held for sale and the election of the fair value option allows the subsidiary to recognize both the change in the fair value of the loans and the change in the fair value of the forward sale agreements due to changes in interest rates in the same accounting period.

These loans held for sale are included in installment loans and the outstanding balances of these loans as of March 31, 2012 and June 30, 2012 were ¥20,145 million and ¥11,403 million, respectively. There were ¥19,397 million and ¥10,655 million of loans held for sale as of March 31, 2012 and June 30, 2012, measured at fair value by electing the fair value option.

(r) Other operating assets

Other operating assets consist primarily of operating facilities (including golf courses, hotels, training facilities and senior housing), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on a straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥37,765 million and ¥39,148 million as of March 31, 2012 and June 30, 2012, respectively.

(s) Other receivables

Other receivables include primarily payments made on behalf of lessees for property tax, maintenance fees and insurance premiums in relation to direct financing lease contracts, accounts receivables in relation to sales of leased assets, residential condominiums and other assets, and derivative assets.

(t) Inventories

Inventories consist primarily of advance and/or progress payments for development of residential condominiums for sale and completed residential condominiums (including completed residential condominiums waiting to be delivered to buyers under the contracts for sale). Advance and/or progress payments for development of residential condominiums for sale are carried at cost less any impairment losses and finished goods (including completed residential condominiums) are stated at the lower of cost or market. As of March 31, 2012, and June 30, 2012, advance and/or progress payments were ¥69,816 million and ¥63,975 million, respectively, and finished goods were ¥9,838 million and ¥9,079 million, respectively.

For the three months ended June 30, 2011 and 2012, a certain subsidiary recorded ¥265 million and ¥1,795 million of write-downs principally for advance and/or progress payments for development of residential condominiums for sale, resulting from an increase in development costs and/or a decrease in expected sales price. These write-downs were recorded in costs of real estate sales and included in the Real Estate segment.

(u) Office facilities

Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥39,492 million and ¥39,907 million as of March 31, 2012 and June 30, 2012, respectively.

(v) Other assets

Other assets consist primarily of the excess of purchase prices over the net assets acquired in acquisitions (goodwill) and other intangible assets (see (w)), deferred insurance policy acquisition costs which are amortized over the contract periods, leasehold deposits, advance payments made in relation to purchases of assets to be leased and to construction of real estate for operating lease, and deferred tax assets.

(w) Goodwill and other intangible assets

The Company and its subsidiaries have followed ASC 805 (“Business Combinations”) and ASC 350 (“Intangibles—Goodwill and Other”). ASC 805 requires that all business combinations be accounted for using the acquisition method. ASC 805 also requires that intangible assets acquired in a business combination be recognized apart from goodwill if the intangible assets meet one of two criteria—either the contractual-legal criterion or the separability criterion. In a business combination achieved in stages, the company and its subsidiaries remeasure their previously held equity interest at their acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings

ASC 350 establishes how intangible assets (other than those acquired in a business combination) should be accounted for upon acquisition. It also addresses how goodwill and other intangible assets should be accounted for subsequent to their acquisition. Both goodwill and intangible assets that have indefinite useful lives are not amortized but tested at least annually for impairment. Additionally, if events or changes in circumstances indicate that the asset might be impaired, we test for impairment when such events or changes occur. The Company and its subsidiaries adopted Accounting Standards Update 2011-08 (“Testing Goodwill for Impairment”—ASC 350 (“Intangibles—Goodwill and Other”)) during the fiscal year ended March 31, 2012. According to ASU 2011-08, the Company and its subsidiaries may perform a qualitative assessment to determine whether to calculate the fair value of a reporting unit under the first step of the two-step goodwill impairment test. If, after assessing the totality of events or circumstances, it is determined that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the Company and/or subsidiaries do not perform the two-step impairment test. However, if the Company and/or subsidiaries conclude otherwise, the Company and/or subsidiaries perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. If the fair value of the reporting unit falls below its carrying amount, then the Company and/or subsidiaries perform the second step of the goodwill impairment test by comparing the fair value of goodwill with its carrying amount. If the carrying amount of goodwill exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The Company and its subsidiaries test the goodwill either at the operating segment level or one level below the operating segments.

Intangible assets with finite lives are amortized over their useful lives and tested for impairment in accordance with ASC 360-10 (“Property, Plant, and Equipment—Impairment or Disposal of Long-Lived Assets”).

The amount of goodwill is ¥95,811 million and ¥110,516 million as of March 31, 2012 and June 30, 2012, respectively.

(x) Trade notes, accounts payable and other liabilities

Trade notes, accounts payable and other liabilities include accounts payables, guarantee liabilities, and derivative liabilities.

(y) Capitalization of interest costs

The Company and its subsidiaries capitalized interest costs related to specific long-term development projects.

(z) Advertising

The costs of advertising are expensed as incurred.

(aa) Discontinued operations

The Company and its subsidiaries have followed ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”). Under ASC 205-20, the scope of discontinued operations includes the operating results of any component of an entity with its own identifiable operations and cash flow and in which operations the Company and its subsidiaries will not have significant continuing involvement. Included in reported discontinued operations are the operating results of operations for the subsidiaries, the business units and certain properties sold or to be disposed of by sale without significant continuing involvements, which results of operations for prior periods presented have also been reclassified as discontinued operations in the accompanying consolidated statements of income.

(ab) Earnings per share

Basic earnings per share is computed by dividing income attributable to ORIX Corporation from continuing operations and net income attributable to ORIX Corporation by the weighted average number of shares of common stock outstanding in each period and diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Earnings per share is adjusted for any stock splits and stock dividends retroactively.

Furthermore, the Company and its subsidiaries apply ASC 260-10-45-43 to 44 (“Earnings Per Share—Contingently Convertible Instruments”) to Liquid Yield Option NotesTM.

(ac) Partial sale and additional acquisition of the parent’s ownership interest in subsidiaries

A partial sale and an additional acquisition of the parent’s ownership interest in subsidiaries where the parent continues to retain control of that subsidiary are accounted for as equity transactions. On the other hand, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained.

(ad) Redeemable noncontrolling interests

Noncontrolling interest in certain subsidiaries are subject to call and put rights upon certain shareholder events. As redemption of the noncontrolling interest is not solely in the control of the subsidiary, it is recorded between Liabilities and Equity on the consolidated balance sheets at its estimated redemption value in accordance with provisions including EITF Topic No. D-98 (ASC 480-10-s99-3A) (“Classification and Measurement of Redeemable Securities”).

(ae) Issuance of stock by an affiliate

When an affiliate issues stocks to unrelated third parties, the Company and its subsidiaries’ ownership interest in the affiliate decreases. In the event that the price per share is more or less than the Company and its subsidiaries’ average carrying amount per share, the Company and its subsidiaries adjust the carrying amount of its investment in the affiliate and recognize gain or loss in the consolidated statements of income in the year in which the change in ownership interest occurs.

(af) New accounting pronouncements

In October 2010, Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) was issued. This Update modifies the current definition of the types of costs relating to the acquisition of new and renewal insurance contracts that can be deferred as deferred policy acquisition costs, and specifies that only certain costs related directly to the successful acquisition of new or renewal insurance contracts should be deferred. In accordance with the amendment in this Update, the advertising cost which does not meet certain capitalization criteria, and the cost relating to unsuccessful contract acquisition should be charged to expense as incurred. The Company and its subsidiaries adopted this Update retrospectively to prior periods financial statements on April 1, 2012. The effect of the retrospective adoption on the financial position at the initial adoption date was a decrease of approximately ¥22 billion in other assets and a decrease of approximately ¥15.4 billion in retained earnings, net of tax, in the consolidated balance sheets. In addition, the effect of the retrospective adoption on financial results for the three months ended June 30, 2011 was a decrease of ¥416 million in income from continuing operations and net income attributable to ORIX Corporation, respectively. The basic and diluted earnings per share for net income attributable to ORIX Corporation for the three months ended June 30, 2011 decreased by ¥3.87 and ¥3.16, respectively.

In June 2011, Accounting Standards Update 2011-05 (“Presentation of Comprehensive Income”—ASC 220 (“Comprehensive Income”)) was issued. Under this Update, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The Update does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The Update does not change the option for an entity to present components of other comprehensive income either net of related tax effects or before related tax effects. The Update does not affect how earnings per share is calculated or presented. In December 2011, Accounting Standards Update 2011-12 (Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No.2011-05) was issued. This Update defers the effective date for certain amendments in Accounting Standards Update 2011-05 which require an entity to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income. The Company and its subsidiaries adopted these Updates on April 1, 2012. These Updates only relate to certain disclosure requirements and the adoption had no effect on the Company and its subsidiaries’ results of operations or financial position.

In December 2011, Accounting Standards Update 2011-10 (“Derecognition of in Substance Real Estate—a Scope Clarification”—ASC 360 (“Property, Plant, and Equipment”)) was issued. This Update is intended to resolve the diversity in practice and clarifies that when a parent (reporting entity) ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary’s non-recourse debt, the reporting entity should apply the guidance in ASC 360-20 (“Property, Plant, and Equipment—Real Estate Sales”) to determine whether it should derecognize the in substance real estate. The Update is effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2012. Early application is permitted. Generally, the effect of adopting this Update on the Company and its subsidiaries’ results of operations or financial position will depend on future transactions.

In December 2011, Accounting Standards Update 2011-11 (“Disclosures about Offsetting Assets and Liabilities”—ASC 210 (“Balance Sheet”)) was issued. This Update requires all entities that have financial instruments and derivative instruments that are either offset in the balance sheet or subject to an enforceable master netting arrangement or similar agreement to disclose information about offsetting and related arrangements. The Update is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. The Update only relates to certain disclosure requirements and its adoption will have no effect on the Company and its subsidiaries’ results of operations or financial position.

In July 2012, Accounting Standards Update 2012-02 (“Testing Indefinite-Lived Intangible Assets for Impairment” ASC350 (“Intangibles—Goodwill and Other”)) was issued. This Update permits an entity first to assess qualitative factors to determine whether it is more likely than not that the indefinite-lived intangible asset is impaired. If after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived asset is impaired, then the entity is not required to calculate the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test. The Update is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The adoption of this Update will not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

(ag) Reclassifications

Certain amounts in fiscal 2012 consolidated financial statements have been reclassified to conform to fiscal 2013 presentation.

3.	Fair Value Measurements

The Company and its subsidiaries adopted ASC 820-10 (“Fair Value Measurement”). This Codification Section defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

This Codification Section classifies and prioritizes inputs used in valuation techniques to measure fair value into the following three levels:

Level 1 —	Inputs of quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 —	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.
Level 3 —	Unobservable inputs for the assets or liabilities.

This Codification Section differentiates between those assets and liabilities required to be carried at fair value at every reporting period (“recurring”) and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances (“nonrecurring”). The Company and its subsidiaries measure mainly certain loans held for sale, trading securities, available-for-sale securities, certain investment funds and derivatives at fair value on a recurring basis.

The Company and its subsidiaries adopted Accounting Standards Update 2011-04 (“Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”—ASC 820 (“Fair Value Measurement”)) on January 1, 2012. This Update is intended to result in a consistent definition of fair value and common requirements for measuring fair value and for disclosures about fair value between U.S. GAAP and IFRSs. Consequently, this Update changes some fair value measurement principles and enhances the disclosure requirements.

The following table presents recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2012 and June 30, 2012:

March 31, 2012

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical assets or liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets:
Loans held for sale*	¥19,397	¥0	¥19,397	¥0
Trading securities	12,817	384	12,433	0
Available-for-sale securities	886,487	173,056	469,776	243,655
Japanese and foreign government bond securities	220,915	105,353	115,562	0
Japanese prefectural and foreign municipal bond securities	57,359	33	57,326	0
Corporate debt securities	280,222	0	277,310	2,912
Specified bonds issued by SPEs in Japan	139,152	0	0	139,152
CMBS and RMBS in the U.S., and other asset-backed securities	95,328	0	2,147	93,181
Other debt securities	8,410	0	0	8,410
Equity securities	85,101	67,670	17,431	0
Other securities	5,178	0	5,178	0
Investment funds	5,178	0	5,178	0
Derivative assets	17,212	649	11,270	5,293
Interest rate swap agreements	4,624	0	4,624	0
Options held, caps held, and other	5,924	0	631	5,293
Futures, foreign exchange contracts	1,027	649	378	0
Foreign currency swap agreements	5,540	0	5,540	0
Credit derivatives held	97	0	97	0

	¥941,091	¥174,089	¥518,054	¥248,948

Financial Liabilities:
Derivative liabilities	¥16,659	¥412	¥16,247	¥0
Interest rate swap agreements	1,277	0	1,277	0
Options written and other	4,430	0	4,430	0
Futures, foreign exchange contracts	5,497	412	5,085	0
Foreign currency swap agreements	5,432	0	5,432	0
Credit derivatives held	23	0	23	0

	¥16,659	¥412	¥16,247	¥0

*	A subsidiary elected the fair value option under ASC 825-10 (“Financial Instruments—Fair Value Option”) on the loans held for sale originated on and after October 1, 2011. These loans are multi-family and seniors housing loans and are sold to Federal National Mortgage Association (“Fannie Mae”) or institutional investors. The amounts of aggregate unpaid principal balance and aggregate fair value at March 31, 2012, were ¥18,326 million and ¥19,397 million, respectively, and the amount of aggregate fair value exceeds the amount of aggregate unpaid principal balance by ¥1,071 million. There were no loans held for sale that are 90 days or more past due, in non-accrual status, or both.

June 30, 2012

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets or liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets:
Loans held for sale*	¥10,655	¥0	¥10,655	¥0
Trading securities	29,079	653	28,426	0
Available-for-sale securities	810,912	138,434	453,473	219,005
Japanese and foreign government bond securities	213,326	85,356	127,970	0
Japanese prefectural and foreign municipal bond securities	55,775	32	55,743	0
Corporate debt securities	253,362	0	250,733	2,629
Specified bonds issued by SPEs in Japan	119,851	0	0	119,851
CMBS and RMBS in the U.S., and other asset-backed securities	90,240	0	1,983	88,257
Other debt securities	8,268	0	0	8,268
Equity securities	70,090	53,046	17,044	0
Other securities	3,349	0	3,349	0
Investment funds	3,349	0	3,349	0
Derivative assets	18,901	746	13,027	5,128
Interest rate swap agreements	4,534	0	4,534	0
Options held and other	6,297	0	1,169	5,128
Futures, foreign exchange contracts	2,093	746	1,347	0
Foreign currency swap agreements	5,831	0	5,831	0
Credit derivatives held	146	0	146	0

	¥872,896	¥139,833	¥508,930	¥224,133

Financial Liabilities:
Derivative liabilities	¥11,377	¥682	¥10,695	¥0
Interest rate swap agreements	1,467	0	1,467	0
Options written and other	4,588	0	4,588	0
Futures, foreign exchange contracts	1,838	682	1,156	0
Foreign currency swap agreements	3,435	0	3,435	0
Credit derivatives held/written	49	0	49	0

	¥11,377	¥682	¥10,695	¥0

*	A subsidiary elected the fair value option under ASC 825-10 (“Financial Instruments—Fair Value Option”) on the loans held for sale originated on and after October 1, 2011. These loans are multi-family and seniors housing loans and are sold to Federal National Mortgage Association (“Fannie Mae”) or institutional investors. Included in other operating revenues in the consolidated statements of income are losses from the change in the fair value of the loans of ¥138 million, for the three months ended June 30, 2012. No gains or losses were recognized in earnings during the three months ended June 30, 2012, attributable to changes in instrument-specific credit risk. The amounts of aggregate unpaid principal balance and aggregate fair value at June 30, 2012, are ¥9,762 million and ¥10,655 million, respectively, and the amount of aggregate fair value exceeds the amount of aggregate unpaid principal balance by ¥893 million. There are no loans held for sale that are 90 days or more past due, in non-accrual status, or both.

Changes in economic conditions or valuation methodologies may require the transfer of assets and liabilities from one fair value level to another. In such instances, the Company and its subsidiaries recognize the transfer at the beginning of the quarter during which the transfers occur. The Company and its subsidiaries evaluate the significance of transfers between levels based upon size of the transfer relative to total assets, total liabilities or total earnings. For the three months ended June 30, 2011, there were no significant transfers between Level 1 and Level 2. For the three months ended June 30, 2012, there were no transfers between Level 1 and Level 2.

The following table presents the reconciliation for financial assets and liabilities (net) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three months ended June 30, 2011 and 2012:

Three months ended June 30, 2011

	Millions of yen
	Balance at April 1, 2011	Gains or losses (realized/unrealized)			Purchases	Sales	Settlements	Transfers in and/ or out of Level 3 (net) *3	Balance at June 30, 2011	Change in unrealized gains or losses included in earnings for assets and liabilities still held at June 30, 2011 *1
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale securities	315,676	596	(339)	257	9,727	(164)	(35,629)	0	289,867	430
Corporate debt securities	2,573	(18)	51	33	551	0	(2,008)	0	1,149	(21)
Specified bonds issued by SPEs in Japan	222,314	90	1,809	1,899	0	0	(27,942)	0	196,271	89
CMBS and RMBS in the U.S., and other asset-backed securities	85,283	524	(2,118)	(1,664)	3,485	(164)	(5,679)	0	81,261	362
Other debt securities	5,506	0	(11)	(11)	5,691	0	0	0	11,186	0
Derivative assets and liabilities (net)	2,946	(540)	0	(540)	0	0	0	0	2,406	(540)
Options held/written, caps held and other	3,134	(501)	0	(501)	0	0	0	0	2,633	(501)
Credit derivatives held/written	(188)	(39)	0	(39)	0	0	0	0	(227)	(39)

Three months ended June 30, 2012

	Millions of yen
	Balance at April 1, 2012	Gains or losses (realized/unrealized)			Purchases	Sales	Settlements	Transfers in and/ or out of Level 3 (net) *3	Balance at June 30, 2012	Change in unrealized gains or losses included in earnings for assets and liabilities still held at June 30, 2012 *1
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale securities	243,655	229	(1,007)	(778)	7,171	(9)	(31,034)	0	219,005	199
Corporate debt securities	2,912	7	(180)	(173)	0	0	(110)	0	2,629	7
Specified bonds issued by SPEs in Japan	139,152	(202)	222	20	3,585	(9)	(22,897)	0	119,851	(211)
CMBS and RMBS in the U.S., and other asset-backed securities	93,181	424	(907)	(483)	3,586	0	(8,027)	0	88,257	403
Other debt securities	8,410	0	(142)	(142)	0	0	0	0	8,268	0
Derivative assets and liabilities (net)	5,293	(165)	0	(165)	0	0	0	0	5,128	(165)
Options held/written, caps held and other	5,293	(165)	0	(165)	0	0	0	0	5,128	(165)

*1	Principally, gains and losses from available-for-sale securities are included in “brokerage commissions and net gains on investment securities”, “write-downs of securities” or “life insurance premiums and related investment income” and derivative assets and liabilities (net) are included in “other operating revenues /expenses,” respectively. Also, for available-for-sale securities, amortization of interest recognized in interest on loans and investment securities are included in these columns.
*2	Unrealized gains and losses from available-for-sale securities are included in “Net change of unrealized gains (losses) on investment in securities.”
*3	The amount reported in “Transfers in and/or out of Level 3 (net)” is the fair value at the beginning of quarter during which the transfers occur.

The following table presents recorded amounts of assets and liabilities measured at fair value on a nonrecurring basis as of March 31, 2012 and June 30, 2012. These assets are measured at fair value on a nonrecurring basis mainly to recognize impairment.

March 31, 2012

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Unlisted securities	¥9,715	¥0	¥0	¥9,715
Real estate collateral-dependent loans (net of allowance for probable loan losses)	73,319	0	0	73,319
Investment in operating leases and other operating assets	16,159	0	0	16,159
Land and buildings undeveloped or under construction	20,445	0	0	20,445
Certain investment in affiliates	15,660	10,775	0	4,885

	¥135,298	¥10,775	¥0	¥124,523

June 30, 2012

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥69,962	¥0	¥0	¥69,962
Investment in operating leases and other operating assets	2,542	0	0	2,542
Land and buildings undeveloped or under construction	2,350	0	0	2,350

	¥74,854	¥0	¥0	¥74,854

The following is a description of the valuation process and the main valuation methodologies used for assets and liabilities measured at fair value.

Valuation process

The Company and its subsidiaries determine fair value of Level 3 assets and liabilities by using valuation techniques such as internally developed models or using third-party pricing information. Internally developed models include the discounted cash flow methodologies and direct capitalization methodologies. To measure the fair value of the assets and liabilities, the Company and its subsidiaries select the valuation technique which best reflects the nature, characteristics and risks of each asset and liability. The appropriateness of valuation methods and unobservable inputs is verified when measuring fair values of the assets and liabilities by using internally developed models. The Company and its subsidiaries also use third-party pricing information to measure the fair value of certain assets and liabilities. In that case, the Company and its subsidiaries verify the appropriateness of the prices by monitoring available information about the assets and liabilities such as current conditions of the assets or liabilities as well as surrounding market information. When these prices are determined to be able to reflect the nature, characteristics and risks of assets and liabilities reasonably, the Company and its subsidiaries use these prices as fair value of the assets and liabilities.

Loans held for sale

Certain loans, which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held-for-sale. The loans held for sale in the United States are classified as Level 2, because the Company and its subsidiaries measure their fair value based on a market approach using inputs other than quoted prices that are observable for the assets such as treasury rate, swap rate and market spread.

Real estate collateral-dependent loans

The valuation allowance for large balance non-homogeneous loans is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. According to ASC 820-10 (“Fair Value Measurement”), measurement for impaired loans determined using a present value technique is not considered a fair value measurement. However, measurement for impaired loans determined using the loan’s observable market price or the fair value of the collateral securing the collateral-dependent loans are fair value measurements and are subject to the disclosure requirements for nonrecurring fair value measurements.

The Company and its subsidiaries determine the fair value of the real estate collateral of real estate collateral-dependent loans using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. We generally obtain a new appraisal once a fiscal year. In addition, we periodically monitor circumstances of the real estate collateral and then obtain a new appraisal in situations involving a significant change in economic and/or physical conditions, which may materially affect the fair value of the collateral. Real estate collateral-dependent loans whose fair values are estimated using appraisals of the underlying collateral based on these valuation techniques are classified as Level 3 because such appraisals involve unobservable inputs. These unobservable inputs contain discount rates and cap rates as well as future cash flows estimated to be generated from real estate collateral. An increase (decrease) in the discount rate or cap rate and a decrease (increase) in the estimated future cash flows would result in a decrease (increase) in the fair value of real estate collateral-dependent loans.

Investment in operating leases and other operating assets and Land and buildings undeveloped or under construction

Investment in operating leases measured at fair value is mostly real estate. The Company and its subsidiaries determine the fair value of Investment in operating leases and other operating assets and Land and buildings undeveloped or under construction using appraisals prepared by independent third party appraisers or the Company’s own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flow methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. The Company and its subsidiaries classified the assets as Level 3 because such appraisals involve unobservable inputs. These unobservable inputs contain discount rates as well as future cash flows estimated to be generated from the assets or projects. An increase (decrease) in the discount rate and a decrease (increase) in the estimated future cash flows would result in a decrease (increase) in the fair value of operating leases and other operating assets and Land and buildings undeveloped or under construction.

Trading securities, Available-for-sale securities, Unlisted securities and Investment in affiliates

If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets and accordingly these securities are classified as Level 2. If market prices are not available and there are no observable inputs, then fair value is estimated by using valuation models including discounted cash flow methodologies, commonly used option-pricing models and broker quotes. Such securities are classified as Level 3, as the valuation models and broker quotes are based on inputs that are unobservable in the market. If fair value is based on broker quotes, the Company and its subsidiaries check the validity of received prices based on comparison to prices of other similar assets and market data such as relevant bench mark indices.

The Company and its subsidiaries classified CMBS and RMBS in the United States, as level 3 due to a certain market being inactive. In determining whether a market is active or inactive, the Company and its subsidiaries evaluate various factors such as the lack of recent transactions, price quotations that are not based on current information or vary substantially over time or among market makers, a significant increase in implied risk premium, a wide bid-ask spread, significant decline in new issuances, little or no public information (e.g. a principal-to-principal market) and other factors. With respect to the CMBS and RMBS in the United States, the Company and its subsidiaries judged that overall trading activity has tended to increase but due to the lack of observable trades for older vintage and below investment grade securities we continue to limit the reliance on independent pricing service vendors and brokers. As a result, the Company and its subsidiaries established internally developed pricing models (Level 3 inputs) using valuation techniques such as discounted cash flow methodologies in order to estimate fair value of these securities and classified them as Level 3. Under the models, the Company and its subsidiaries use anticipated cash flows of the security discounted at a risk-adjusted discount rate that incorporates our estimate of credit risk and liquidity risk that a market participant would consider. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. An increase (decrease) in the discount rate or default rate would result in a decrease (increase) in the fair value of CMBS and RMBS in the United States.

The Company and its subsidiaries classified the specified bonds as Level 3 because the Company and its subsidiaries measure their fair value using unobservable inputs. Since the specified bonds do not trade in an open market, no relevant observable market data is available. Accordingly the Company and its subsidiaries use discounted cash flow methodologies that incorporate significant unobservable inputs to measure their fair value. When evaluating the specified bonds issued by SPEs in Japan, the Company and its subsidiaries estimate the fair value by discounting future cash flows using a discount rate based on market interest rates and a risk premium. The future cash flows for the specified bonds issued by the SPEs in Japan are estimated based on contractual principal and interest repayment schedules on each of the specified bonds issued by the SPEs in Japan. Since the discount rate is not observable for the specified bonds, the Company and its subsidiaries use an internally developed model to estimate a risk premium considering the value of the real estate collateral (which also involves unobservable inputs in many cases when using valuation techniques such as discounted cash flow methodologies) and the seniority of the bonds. Under the model, the Company and its subsidiaries consider the loan-to-value ratio and other relevant available information to reflect both the credit risk and the liquidity risk in our own estimate of the risk premium. Generally, the higher the loan-to-value ratio, the larger the risk premium the Company and its subsidiaries estimate under the model. The fair value of the specified bonds issued by SPEs in Japan rises when the fair value of the collateral real estate rises and the discount rate declines. The fair value of the specified bonds issued by SPEs in Japan declines when the fair value of the collateral real estate declines and the discount rate rises.

Investment funds

The fair value is based on the net asset value if the investments meet certain requirements that the investees have all of the attributes specified in ASC 946-10 (“Financial Services—Investment Companies”) and the investees calculate the net asset value. These investments are classified as Level 2, because they are not redeemable at the net asset value per share at the measurement date but they are redeemable at the net asset value per share in the near term after the measurement date.

Derivatives

For exchange-traded derivatives, fair value is based on quoted market prices, and accordingly, classified as Level 1. For non-exchange traded derivatives, fair value is based on commonly used models and discounted cash flow methodologies. If the inputs used for these measurements including yield curves and volatilities, are observable, the Company and its subsidiaries classify it as Level 2. If the inputs are not observable, the Company and its subsidiaries classify it as Level 3. These unobservable inputs contain discount rates. An increase (decrease) in the discount rate would result in a decrease (increase) in the fair value of derivatives.

Information about Level 3 Fair Value Measurements

The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets measured at fair value on a recurring basis as of March 31, 2012 and June 30, 2012.

	March 31, 2012
	Millions of yen
	Fair Value	Valuation Technique(s)	Significant Unobservable Inputs	Range (Weighted Average)
Financial Assets:
Available-for-sale securities Corporate debt securities	¥1,088	Discounted cash flows	Discount rate	2.9% - 7.5%
				(4.9%)
	1,824	Appraisals/Broker quotes	—	—

Specified bonds issued by SPEs in Japan	118,624	Discounted cash flows	Discount rate	1.0% - 13.0%
				(4.0%)
	20,528	Appraisals/Broker quotes	—	—

CMBS and RMBS in the U.S., and other asset-backed securities	63,436	Discounted cash flows	Discount rate	2.7% - 44.1%
				(11.2%)
			Probability of default	0.0% - 6.1%
				(0.9%)
	29,745	Appraisals/broker quotes	—	—

Other debt securities	8,410	Discounted cash flows	Discount rate	12.5%
				(12.5%)

Derivative assets
Options held/written, caps held and other	5,293	Discounted cash flows	Discount rate	10.0% - 15.0%
				(12.0%)

	¥248,948

	June 30, 2012
	Millions of yen
	Fair Value	Valuation Technique(s)	Significant Unobservable Inputs	Range (Weighted Average)
Financial Assets:
Available-for-sale securities Corporate debt securities	¥982	Discounted cash flows	Discount rate	2.9% - 7.5%
				(4.7%)
	1,647	Appraisals/Broker quotes	—	—

Specified bonds issued by SPEs in Japan	99,238	Discounted cash flows	Discount rate	1.0% - 13.0%
				(4.3%)
	20,613	Appraisals/Broker quotes	—	—

CMBS and RMBS in the U.S., and other asset-backed securities	56,372	Discounted cash flows	Discount rate	2.6% - 42.7%
				(7.4%)
			Probability of default	0.0% - 8.0%
				(1.3%)
	31,885	Appraisals/broker quotes	—	—

Other debt securities	8,268	Discounted cash flows	Discount rate	12.6%
				(12.6%)

Derivative assets
Options held/written and other	5,128	Discounted cash flows	Discount rate	10.0% - 15.0%
				(12.0%)

	¥224,133

The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets measured at fair value on a nonrecurring basis during the three months ended March 31, 2012 and the three months ended June 30, 2012.

	March 31, 2012
	Millions of yen
	Fair Value	Valuation Technique(s)	Significant Unobservable Inputs	Range (Weighted Average)
Assets:
Unlisted securities	¥8,814	Discounted cash flows	Discount rate	4.2% - 12.5%
				(6.5%)

Real estate collateral-dependent loans (net of allowance for probable loan losses)	73,319	Discounted cash flows	Discount rate	3.3% - 18.9%
				(7.9%)
		Direct capitalization	Capitalization rate	5.2% - 29.0%
				(10.9%)

Investment in operating leases and other operating assets	11,561	Discounted cash flows	Discount rate	7.0% - 10.0%
				(8.2%)

Land and buildings undeveloped or under construction	8,638	Discounted cash flows	Discount rate	6.0%
				(6.0%)

Certain investment in affiliates	4,596	Discounted cash flows	Discount rate	5.0% - 8.0%
				(6.5%)

	¥106,928

	June 30, 2012
	Millions of yen
	Fair Value	Valuation Technique(s)	Significant Unobservable Inputs	Range (Weighted Average)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥69,962	Discounted cash flows	Discount rate	4.8% - 18.5%
				(9.0%)
		Direct capitalization	Capitalization rate	5.2% - 29.0%
				(10.8%)

Investment in operating leases and other operating assets	2,542	Discounted cash flows	Discount rate	3.3% - 18.0%
				(6.6%)

Land and buildings undeveloped or under construction	2,350	Discounted cash flows	Discount rate	6.0%
				(6.0%)

	¥74,854

The Company and its subsidiaries generally use discounted cash flow methodologies or similar internally developed models to determine the fair value of Level 3 assets and liabilities. Use of these techniques requires determination of relevant inputs and assumptions, some of which represent significant unobservable inputs as indicated in the preceding table. Accordingly, changes in these unobservable inputs may have a significant impact on the fair value.

Certain of these unobservable inputs will (in isolation) have a directionally consistent impact on the fair value of the asset or liability for a given change in that input. Alternatively, the fair value of the asset or liability may move in an opposite direction for a given change in another input. Where multiple inputs are used within the valuation technique of an asset or liability, a change in one input in a certain direction may be offset by an opposite change in another input having a potentially muted impact to the overall fair value of that particular asset or liability. Additionally, a change in one unobservable input may result in a change to another unobservable input (that is, changes in certain inputs are interrelated to one another), which may counteract or magnify the fair value impact.

For more analysis of the sensitivity of each input, see the description of the valuation process and the main valuation methodologies used for assets and liabilities measured at fair value.

4.	Credit Quality of Financing Receivables and the Allowance for Credit Losses

The Company and its subsidiaries adopted Accounting Standards Update 2010-20 (“Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses”—ASC 310 (“Receivables”)). This Update enhances disclosures about the credit quality of financing receivables and the allowance for credit losses, and requires an entity to provide the following information disaggregated by portfolio segment and class of financing receivable. The Company and its subsidiaries adopted Accounting Standards Update 2011-02 (“A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring”—ASC 310 (“Receivables”)) on July 1, 2011. This update clarifies the guidance on a creditor’s evaluation of whether a restructuring constitutes a troubled debt restructuring and requires an entity to disclose the information about troubled debt restructurings.

Allowance for credit losses—by portfolio segment

Credit quality of financing receivables—by class

•	Impaired loans

•	Credit quality indicators

•	Non-accrual and past-due financing receivables

Information about troubled debt restructurings—by class

A portfolio segment is defined as the level at which an entity develops and documents a systematic methodology to determine its allowance for credit losses. The Company and its subsidiaries classify our portfolio segments by instruments of loans and direct financing leases. Classes of financing receivables are determined based on the initial measurement attribute, risk characteristics of the financing receivables and the method for monitoring and assessing obligors’ credit risk, and are defined as the level of detail necessary for a financial statement user to understand the risks inherent in the financing receivables. Classes of financing receivables generally are a disaggregation of a portfolio segment, and the Company and its subsidiaries disaggregate our portfolio segments into classes by regions, instruments or industries of our debtors.

The following table provides information about the allowance for credit losses for the three months ended June 30, 2011 and for the three months ended June 30, 2012:

	Three months ended June 30, 2011
	Millions of yen
	Loans				Direct financing leases	Total
		Corporate
	Consumer	Non-recourse loans	Other	Purchased loans *1
Allowance for Credit Losses:
Beginning Balance	¥17,096	¥27,426	¥70,972	¥17,455	¥21,201	¥154,150
Provision charged to income	569	(188)	2,241	277	614	3,513
Charge-offs	(92)	(724)	(8,034)	(15)	(1,368)	(10,233)
Recoveries	1	0	376	0	9	386
Other *2	(1)	(615)	(167)	(24)	(106)	(913)
Ending Balance	¥17,573	¥25,899	¥65,388	¥17,693	¥20,350	¥146,903

Individually Evaluated for Impairment	3,255	21,900	50,705	15,989	0	91,849
Not Individually Evaluated for Impairment	14,318	3,999	14,683	1,704	20,350	55,054

Financing receivables:
Ending Balance	¥846,579	¥902,941	¥998,192	¥107,422	¥822,235	¥3,677,369

Individually Evaluated for Impairment	8,797	64,921	186,556	35,239	0	295,513
Not Individually Evaluated for Impairment	837,782	838,020	811,636	72,183	822,235	3,381,856

	As of March 31, 2012
	Millions of yen
	Loans				Direct financing leases	Total
		Corporate
	Consumer	Non-recourse loans	Other	Purchased loans *1
Allowance for Credit Losses:
Ending Balance	¥16,140	¥23,505	¥60,266	¥19,825	¥16,852	¥136,588

Individually Evaluated for Impairment	3,002	20,657	49,853	17,895	0	91,407
Not Individually Evaluated for Impairment	13,138	2,848	10,413	1,930	16,852	45,181

Financing receivables:
Ending Balance	¥881,483	¥775,465	¥995,246	¥97,559	¥900,886	¥3,650,639

Individually Evaluated for Impairment	9,021	82,957	166,889	34,907	0	293,774
Not Individually Evaluated for Impairment	872,462	692,508	828,357	62,652	900,886	3,356,865

	Three months ended June 30, 2012
	Millions of yen
	Loans				Direct financing leases	Total
		Corporate
	Consumer	Non-recourse loans	Other	Purchased loans *1
Allowance for Credit Losses:
Beginning Balance	¥16,140	¥23,505	¥60,266	¥19,825	¥16,852	¥136,588
Provision charged to income	335	355	(678)	874	328	1,214
Charge-offs	(1,127)	(579)	(1,548)	(6,215)	(832)	(10,301)
Recoveries	127	1	480	0	21	629
Other *3	202	(1,036)	170	(81)	301	(444)
Ending Balance	¥15,677	¥22,246	¥58,690	¥14,403	¥16,670	¥127,686

Individually Evaluated for Impairment	2,190	19,812	47,946	12,390	0	82,338
Not Individually Evaluated for Impairment	13,487	2,434	10,744	2,013	16,670	45,348

Financing receivables:
Ending Balance	¥1,135,178	¥681,109	¥964,677	¥87,346	¥905,553	¥3,773,863

Individually Evaluated for Impairment	8,341	88,949	159,486	28,620	0	285,396
Not Individually Evaluated for Impairment	1,126,837	592,160	805,191	58,726	905,553	3,488,467

*1	Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely in accordance with ASC 310-30 (“Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality”).
*2	Other includes mainly foreign currency translation adjustments and amounts reclassified to discontinued operations.
*3	Other includes mainly foreign currency translation adjustments and decrease in allowance related to a newly consolidated subsidiary.

In developing the allowance for credit losses, the Company and its subsidiaries consider, among other things, the following factors:

•	business characteristics and financial conditions of obligors;

•	current economic conditions and trends;

•	prior charge-off experience;

•	current delinquencies and delinquency trends; and

•	value of underlying collateral and guarantees.

The Company and its subsidiaries individually develop the allowance for credit losses for impaired loans. For non-impaired loans, including loans that are not individually evaluated for impairment, and direct financing leases, the Company and its subsidiaries evaluate prior charge-off experience as segmented by debtor’s industry and the purpose of the loans and develop the allowance for credit losses based on such prior charge-off experience as well as current economic conditions.

In common with all portfolio segments, a deterioration of debtors’ condition may increase the risk of delay in payments of principal and interest. For loans to consumer borrowers, the amount of the allowance for credit losses is changed by the variation of individual debtors’ creditworthiness and value of underlying collateral and guarantees. For loans to corporate other borrowers and direct financing leases, the amount of the allowance for credit losses is changed by current economic conditions and trends, the value of underlying collateral and guarantees, and the prior charge-off experience in addition to the debtors’ creditworthiness.

The decline of the value of underlying collateral and guarantees may increase the risk of inability to collect from the loans. Particularly for non-recourse loans for which cash flow from real estate is the source of repayment, their collection depends on the real estate collateral value, which may decline as a result of decrease in liquidity of the real estate market, rise in vacancy rate of rental properties, fall in rents and other factors. These risks may change the amount of the allowance for credit losses. For purchased loans, their collection may decrease due to a decline in the real estate collateral value and debtors’ creditworthiness. Thus, these risks may change the amount of the allowance for credit losses.

In common with all portfolio segments, the Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal based upon an evaluation of the relevant debtors’ creditworthiness and the liquidation status of collateral.

The following table provides information about the impaired loans as of March 31, 2012 and June 30, 2012:

	March 31, 2012
	Millions of Yen
	Class	Loans Individually Evaluated for Impairment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded *1:		¥74,836	¥74,581	¥0
Consumer borrowers	Housing loans	1,438	1,421	0
	Other	0	0	0
Corporate borrowers		73,398	73,160	0
Non-recourse loans	Japan	29,471	29,455	0
	U.S.	4,565	4,565	0
Other	Real estate companies	8,120	8,102	0
	Entertainment companies	11,893	11,718	0
	Other	19,349	19,320	0
Purchased loans		0	0	0

With an allowance recorded *2:		218,938	217,560	91,407
Consumer borrowers	Housing loans	7,583	7,566	3,002
	Other	0	0	0
Corporate borrowers		176,448	175,087	70,510
Non-recourse loans	Japan	14,677	14,661	5,602
	U.S.	34,244	34,150	15,055
Other	Real estate companies	65,888	65,412	26,108
	Entertainment companies	9,867	9,667	3,181
	Other	51,772	51,197	20,564
Purchased loans		34,907	34,907	17,895

Total:		¥293,774	¥292,141	¥91,407

Consumer borrowers	Housing loans	9,021	8,987	3,002

	Other	0	0	0

Corporate borrowers		249,846	248,247	70,510

Non-recourse loans	Japan	44,148	44,116	5,602

	U.S.	38,809	38,715	15,055

Other	Real estate companies	74,008	73,514	26,108

	Entertainment companies	21,760	21,385	3,181

	Other	71,121	70,517	20,564

Purchased loans		34,907	34,907	17,895

	June 30, 2012
	Millions of Yen
	Class	Loans Individually Evaluated for Impairment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded *1:		¥74,757	¥74,562	¥0
Consumer borrowers	Housing loans	1,134	1,117	0
	Card loans	0	0	0
	Other	0	0	0
Corporate borrowers		73,623	73,445	0
Non-recourse loans	Japan	34,720	34,705	0
	U.S.	3,224	3,224	0
Other	Real estate companies	6,709	6,694	0
	Entertainment companies	11,381	11,240	0
	Other	17,589	17,582	0
Purchased loans		0	0	0

With an allowance recorded *2:		210,639	208,938	82,338
Consumer borrowers	Housing loans	7,207	7,188	2,190
	Card loans	0	0	0
	Other	0	0	0
Corporate borrowers		174,812	173,556	67,758
Non-recourse loans	Japan	12,622	12,600	4,956
	U.S.	38,383	38,239	14,856
Other	Real estate companies	64,584	64,244	24,947
	Entertainment companies	7,962	7,785	2,919
	Other	51,261	50,688	20,080
Purchased loans		28,620	28,194	12,390

Total:		¥285,396	¥283,500	¥82,338

Consumer borrowers	Housing loans	8,341	8,305	2,190

	Card loans	0	0	0

	Other	0	0	0

Corporate borrowers		248,435	247,001	67,758

Non-recourse loans	Japan	47,342	47,305	4,956

	U.S.	41,607	41,463	14,856

Other	Real estate companies	71,293	70,938	24,947

	Entertainment companies	19,343	19,025	2,919

	Other	68,850	68,270	20,080

Purchased loans		28,620	28,194	12,390

*1	“With no related allowance recorded” represents impaired loans with no allowance for credit losses as all amounts are considered to be collectible.
*2	“With an allowance recorded” represents impaired loans with the allowance for credit losses as all or a part of the amounts are not considered to be collectible.

The Company and its subsidiaries recognize installment loans other than purchased loans and loans to consumer borrowers as impaired loans when principal or interest is past-due 90 days or more, or it is probable that the Company and its subsidiaries will be unable to collect all amounts due according to the contractual terms of the loan agreements due to various debtor conditions, including insolvency filings, suspension of bank transactions, dishonored bills and deterioration of businesses. For non-recourse loans, in addition to these conditions, the Company and its subsidiaries perform an impairment review using financial covenants, acceleration clauses, loan-to-value ratios, and other relevant available information.

For purchased loans, the Company and its subsidiaries recognize them as impaired loans when it is probable that the Company and its subsidiaries will be unable to collect book values of the remaining investment due to factors such as a decline in the real estate collateral value and debtors’ creditworthiness since the acquisition of these loans.

The Company and its subsidiaries consider that loans to consumer borrowers, including housing loans, card loans and other, are impaired when terms of these loans are modified in troubled debt restructurings.

Interest payments received on impaired loans other than purchased loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal. For purchased loans, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans regardless of whether impairment is recognized or not.

In common with all classes, impaired loans are individually evaluated for a valuation allowance based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. For non-recourse loans, in principle, the estimated collectible amount is determined based on the fair value of the collateral securing the loans as they are collateral-dependent. Further for certain non-recourse loans, the estimated collectible amount is determined based on the present value of expected future cash flows. The fair value of the real estate collateral securing the loans is determined using appraisals prepared by independent third-party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. We generally obtain a new appraisal once a fiscal year. In addition, we periodically monitor circumstances of the real estate collateral and then obtain a new appraisal in situations involving a significant change in economic and/or physical conditions which may materially affect its fair value. Non-recourse loans in the U.S. consist mainly of commercial mortgage loans held by the newly consolidated VIEs resulting from the application of new accounting standards in the fiscal year ended March 31, 2011 relating to the consolidation of VIEs (see Note 7 “Variable Interest Entities”). For impaired purchased loans, the Company and its subsidiaries develop the allowance for credit losses based on the difference between the book value and the estimated collectible amount of such loans.

The following table provides information about the average recorded investments in impaired loans and interest income on impaired loans for the three months ended June 30, 2011 and for the three months ended June 30, 2012:

	Three months ended June 30, 2011
	Millions of yen
	Class	Average Recorded Investments in Impaired Loans *	Interest Income on Impaired Loans	Interest on Impaired Loans Collected in Cash
Consumer borrowers	Housing loans	¥8,555	¥31	¥27
	Other	0	0	0
Corporate borrowers		259,258	1,334	1,037
Non-recourse loans	Japan	20,973	99	86
	U.S	48,003	213	213
Other	Real estate companies	91,612	320	263
	Entertainment companies	29,019	254	210
	Other	69,651	448	265
Purchased loans		35,962	0	0

Total		¥303,775	¥1,365	¥1,064

	Three months ended June 30, 2012
	Millions of yen
	Class	Average Recorded Investments in Impaired Loans *	Interest Income on Impaired Loans	Interest on Impaired Loans Collected in Cash
Consumer borrowers	Housing loans	¥8,681	¥68	¥33
	Card loans	0	0	0
	Other	0	0	0
Corporate borrowers		249,142	1,228	1,159
Non-recourse loans	Japan	45,745	117	114
	U.S.	40,208	377	377
Other	Real estate companies	72,651	278	242
	Entertainment companies	20,552	151	143
	Other	69,986	305	283
Purchased loans		31,764	0	0

Total		¥289,587	¥1,296	¥1,192

*	Average balances are calculated on the basis of fiscal beginning and quarter-end balances.

The following table provides information about the credit quality indicators as of March 31, 2012 and June 30, 2012:

	March 31, 2012
	Millions of yen
			Non-performing
	Class	Performing	Loans individually evaluated for impairment	90+ days past-due loans not individually evaluated for impairment	Subtotal	Total
Consumer borrowers	Housing loans	¥849,303	¥9,021	¥8,603	¥17,624	¥866,927
	Other	14,555	0	1	1	14,556
Corporate borrowers		1,520,865	249,846	0	249,846	1,770,711
Non-recourse loans	Japan	181,991	44,148	0	44,148	226,139
	U.S.	510,517	38,809	0	38,809	549,326
Other	Real estate companies	267,294	74,008	0	74,008	341,302
	Entertainment companies	115,484	21,760	0	21,760	137,244
	Other	445,579	71,121	0	71,121	516,700
Purchased loans		62,652	34,907	0	34,907	97,559
Direct financing leases	Japan	658,277	0	14,406	14,406	672,683
	Overseas	225,168	0	3,035	3,035	228,203

Total		¥3,330,820	¥293,774	¥26,045	¥319,819	¥3,650,639

	June 30, 2012
	Millions of yen
			Non-performing
	Class	Performing	Loans individually evaluated for impairment	90+ days past-due loans not individually evaluated for impairment	Subtotal	Total
Consumer borrowers	Housing loans	¥867,877	¥8,341	¥8,487	¥16,828	¥884,705
	Card loans	221,354	0	761	761	222,115
	Other	28,274	0	84	84	28,358
Corporate borrowers		1,397,351	248,435	0	248,435	1,645,786
Non-recourse loans	Japan	131,144	47,342	0	47,342	178,486
	U.S.	461,016	41,607	0	41,607	502,623
Other	Real estate companies	251,730	71,293	0	71,293	323,023
	Entertainment companies	115,240	19,343	0	19,343	134,583
	Other	438,221	68,850	0	68,850	507,071
Purchased loans		58,726	28,620	0	28,620	87,346
Direct financing leases	Japan	666,324	0	14,462	14,462	680,786
	Overseas	222,141	0	2,626	2,626	224,767

Total		¥3,462,047	¥285,396	¥26,420	¥311,816	¥3,773,863

In common with all classes, the Company and its subsidiaries monitor the credit quality indicators as performing and non-performing assets. The category of non-performing assets includes financing receivables for debtors who have filed for insolvency proceedings, whose bank transactions are suspended, whose bills are dishonored, whose businesses have deteriorated, or whose repayment is past-due 90 days or more, and performing assets include all other financing receivables. Regarding purchased loans, they are classified as non-performing assets when considered impaired, while all the other loans are included in the category of performing assets.

Out of non-performing assets presented above, the Company and its subsidiaries consider smaller balance homogeneous loans, including housing loans which are not restructured and direct financing leases, as 90 days or more past-due financing receivables not individually evaluated for impairment, and consider the others as loans individually evaluated for impairment. After the Company and its subsidiaries have set aside provision for those non-performing assets, the Company and its subsidiaries continue to monitor at least on a quarterly basis the quality of any underlying collateral, the status of management of the debtors and other important factors in order to report to management and develop additional provision as necessary.

The following table provides information about the non-accrual and past-due financing receivables as of March 31, 2012 and June 30, 2012:

	March 31, 2012
	Millions of yen
	Class	Past-Due Financing Receivables			Total Financing Receivables	Non-Accrual
		30-89 Days Past-Due	90 Days or More Past-Due	Total Past-Due
Consumer borrowers	Housing loans	¥3,518	¥12,942	¥16,460	¥866,927	¥12,942
	Other	33	1	34	14,556	1
Corporate borrowers		83,316	112,537	195,853	1,770,711	112,537
Non-recourse loans	Japan	10,306	14,134	24,440	226,139	14,134
	U.S.	71,042	14,689	85,731	549,326	14,689
Other	Real estate companies	809	42,831	43,640	341,302	42,831
	Entertainment companies	2	2,362	2,364	137,244	2,362
	Other	1,157	38,521	39,678	516,700	38,521
Direct financing leases	Japan	2,724	14,406	17,130	672,683	14,406
	Overseas	2,007	3,035	5,042	228,203	3,035

Total		¥91,598	¥142,921	¥234,519	¥3,553,080	¥142,921

	June 30, 2012
	Millions of yen
	Class	Past-Due Financing Receivables			Total Financing Receivables	Non-Accrual
		30-89 Days Past-Due	90 Days or More Past-Due	Total Past-Due
Consumer borrowers	Housing loans	¥3,702	¥11,977	¥15,679	¥884,705	¥11,977
	Card loans	516	761	1,277	222,115	761
	Other	125	84	209	28,358	84
Corporate borrowers		100,559	100,960	201,519	1,645,786	100,960
Non-recourse loans	Japan	18,003	13,332	31,335	178,486	13,332
	U.S.	78,626	8,940	87,566	502,623	8,940
Other	Real estate companies	1,105	41,723	42,828	323,023	41,723
	Entertainment companies	53	2,259	2,312	134,583	2,259
	Other	2,772	34,706	37,478	507,071	34,706
Direct financing leases	Japan	1,933	14,462	16,395	680,786	14,462
	Overseas	1,487	2,626	4,113	224,767	2,626

Total		¥108,322	¥130,870	¥239,192	¥3,686,517	¥130,870

In common with all classes, the Company and its subsidiaries consider financing receivables as past-due financing receivables when principal or interest is past-due 30 days or more. Loans whose terms have been modified are not classified as past-due financing receivables if the principals and interests are not past-due 30 days or more in accordance with the modified terms.

The Company and its subsidiaries suspend accruing revenues on past-due installment loans and direct financing leases when principal or interest is past-due 90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. Cash repayments received on non-accrual loans are applied first against past due interest and then any surpluses are applied to principal in view of the conditions of the contract and obligors. The Company and its subsidiaries return to accrual status non-accrual loans and lease receivables when it becomes certain that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and receivables, as evidenced by continual payments from the debtors.

The following table provides information about troubled debt restructurings of financing receivables that occurred during the three months ended June 30, 2012:

	Three months ended June 30, 2012
		Millions of yen
	Class	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment
Consumer borrowers	Housing loans	¥401	¥358
Corporate borrowers		1,982	1,925
Non-recourse loans	Japan	1,720	1,720
Other	Real estate companies	114	110
	Other	148	95

Total		¥2,383	¥2,283

A troubled debt restructuring is defined as a restructuring of a financing receivable in which the creditor grants a concession to the debtor for economic or other reasons related to the debtor’s financial difficulties.

The Company and its subsidiaries offer various types of concessions to our debtors to protect as much of our investment as possible in troubled debt restructurings. For the debtors of non-recourse loans, the Company and its subsidiaries offer concessions including an extension of the maturity date at an interest rate lower than the current market rate for a debt with similar risk characteristics. For the debtors of all financing receivables other than non-recourse loans, the Company and its subsidiaries offer concessions such as a reduction of the loan principal, a temporary reduction in the interest payments, or an extension of the maturity date at an interest rate lower than the current market rate for a debt with similar risk characteristics. In addition, the Company and its subsidiaries may acquire collateral assets from the debtors in troubled debt restructurings to satisfy fully or partially the loan principal or past due interest.

In common with all portfolio segments, financing receivables modified in troubled debt restructurings are recognized as impaired and are individually evaluated for a valuation allowance. In most cases, these financing receivables have already been considered impaired and individually evaluated for allowance for credit losses prior to the restructurings. However, as a result of the restructuring, the Company and its subsidiaries may recognize additional provision for the restructured receivables.

The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from the current period end and for which there was a payment default during the three months ended June 30, 2012:

	Three months ended June 30, 2012
		Millions of yen
	Class	Recorded Investment
Consumer borrowers	Housing loans	¥5
Corporate borrowers		246
Other	Real estate companies	246

Total		¥251

The Company and its subsidiaries consider financing receivables whose terms have been modified in a restructuring as defaulted receivables when principal or interest is past-due 90 days or more in accordance with the modified terms.

In common with all portfolio segments, the Company and its subsidiaries suspend accruing revenues and may recognize additional provision as necessary for the defaulted financing receivables.

5.	Investment in Securities

Investment in securities at March 31, 2012 and June 30, 2012 consists of the following:

	Millions of yen
	March 31, 2012	June 30, 2012
Trading securities	¥12,817	¥29,079
Available-for-sale securities	886,487	810,912
Held-to-maturity securities	43,830	47,210
Other securities	204,256	201,856

	¥1,147,390	¥1,089,057

Other securities consist mainly of non-marketable equity securities, preferred capital shares carried at cost and investment funds carried at an amount that reflects equity income and loss based on the Company’s share.

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale securities and held-to-maturity securities in each major security type at March 31, 2012 and June 30, 2012 are as follows:

March 31, 2012

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥219,729	¥1,191	¥(5)	¥220,915
Japanese prefectural and foreign municipal bond securities	56,108	1,358	(107)	57,359
Corporate debt securities	280,540	2,325	(2,643)	280,222
Specified bonds issued by SPEs in Japan	140,054	192	(1,094)	139,152
CMBS and RMBS in the U.S., and other asset-backed securities	95,788	3,078	(3,538)	95,328
Other debt securities	7,961	449	0	8,410
Equity securities	61,773	26,853	(3,525)	85,101

	861,953	35,446	(10,912)	886,487

Held-to-maturity:
Japanese government bond securities and other	43,830	2,819	0	46,649

	¥905,783	¥38,265	¥(10,912)	¥933,136

June 30, 2012

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥211,990	¥1,342	¥(6)	¥213,326
Japanese prefectural and foreign municipal bond securities	53,876	1,943	(44)	55,775
Corporate debt securities	252,449	3,194	(2,281)	253,362
Specified bonds issued by SPEs in Japan	120,531	397	(1,077)	119,851
CMBS and RMBS in the U.S., and other asset-backed securities	90,374	2,905	(3,039)	90,240
Other debt securities	7,683	585	0	8,268
Equity securities	51,757	20,487	(2,154)	70,090

	788,660	30,853	(8,601)	810,912

Held-to-maturity:
Japanese government bond securities and other	47,210	3,398	(6)	50,602

	¥835,870	¥34,251	¥(8,607)	¥861,514

The unrealized losses of ¥857 million and ¥982 million of debt securities for which an other-than-temporary impairment related to the credit loss had been recognized in earnings according to ASC 320-10-35-34 (“Investments—Debt and Equity Securities—Recognition of Other-Than-Temporary Impairments”) were included in the gross unrealized losses of CMBS and RMBS in the U.S., and other asset-backed securities (before taxes) at March 31, 2012 and June 30, 2012, respectively. The unrealized losses are other-than-temporary impairment related to the non-credit losses and recorded as accumulated other comprehensive income.

The following table provides information about available-for-sale securities and held-to-maturity securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss portion as of March 31, 2012 and June 30, 2012, respectively.

March 31, 2012

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale:
Japanese and foreign government bond securities	¥74,978	¥(5)	¥0	¥0	¥74,978	¥(5)
Japanese prefectural and foreign municipal bond securities	11,316	(107)	0	0	11,316	(107)
Corporate debt securities	23,568	(208)	24,982	(2,435)	48,550	(2,643)
Specified bonds issued by SPEs in Japan	32,139	(499)	29,826	(595)	61,965	(1,094)
CMBS and RMBS in the U.S., and other asset-backed securities	29,586	(198)	11,316	(3,340)	40,902	(3,538)
Equity securities	14,097	(2,092)	11,239	(1,433)	25,336	(3,525)

	¥185,684	¥(3,109)	¥77,363	¥(7,803)	¥263,047	¥(10,912)

June 30, 2012

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale:
Japanese and foreign government bond securities	¥72,987	¥(6)	¥0	¥0	¥72,987	¥(6)
Japanese prefectural and foreign municipal bond securities	13,099	(44)	0	0	13,099	(44)
Corporate debt securities	5,578	(226)	22,424	(2,055)	28,002	(2,281)
Specified bonds issued by SPEs in Japan	32,143	(614)	12,270	(463)	44,413	(1,077)
CMBS and RMBS in the U.S., and other asset-backed securities	25,749	(49)	10,489	(2,990)	36,238	(3,039)
Equity securities	7,246	(639)	10,444	(1,515)	17,690	(2,154)

	¥156,802	¥(1,578)	¥55,627	¥(7,023)	¥212,429	¥(8,601)

Held-to-maturity:
Japanese government bond securities and other	1,843	(6)	0	0	1,843	(6)

	¥158,645	¥(1,584)	¥55,627	¥(7,023)	¥214,272	¥(8,607)

225 and 197 investment securities were in an unrealized loss position as of March 31, 2012 and June 30, 2012, respectively. The gross unrealized losses on these securities are attributable to a number of factors including changes in interest rates, credit spreads and market trends.

For debt securities, in the case of the fair value being below the amortized cost, the Company and its subsidiaries consider whether those securities are other-than-temporarily impaired using all available information about the collectibility. The Company and its subsidiaries consider that an other-than-temporary impairment has occurred if (1) the Company and its subsidiaries intend to sell the debt security; (2) it is more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis, or (3) the Company and its subsidiaries do not expect to recover the entire amortized cost of the security (that is, a credit loss exists). In assessing whether a credit loss exists, the Company and its subsidiaries compare the present value of the expected cash flows to the security’s amortized cost basis at the balance sheet date.

Debt securities with unrealized loss position mainly include corporate debt securities in Japan, specified bonds issued by special purpose entities in Japan and CMBS and RMBS.

The unrealized loss associated with corporate debt securities is primarily due to changes in the market interest rate and risk premium. Considering all available information to assess the collectibility of those investments (such as the financial condition of and business prospects for the issuers), the Company and its subsidiaries believe that the Company and its subsidiaries are able to recover the entire amortized cost basis of those investments. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at June 30, 2012.

The unrealized loss associated with specified bonds is primarily due to changes in the market interest rate and risk premium because of deterioration in the domestic real estate market and the credit crunch in the capital and financial markets. Considering all available information to assess the collectibility of those investments (such as performance and value of the underlying real estate, and seniority of the bonds), the Company and its subsidiaries believe that the Company and its subsidiaries are able to recover the entire amortized cost basis of those investments. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at June 30, 2012.

The unrealized loss associated with CMBS and RMBS is primarily caused by changes in credit spreads and interest rates. In order to determine whether a credit loss exists, the Company and its subsidiaries estimate the present value of anticipated cash flows, discounted at the current yield to accrete the security. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. Then, a credit loss is assessed by comparing the present value of the expected cash flows to the security’s amortized cost basis. Based on that assessment, the Company and its subsidiaries expect to recover the entire amortized cost basis. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at June 30, 2012.

For equity securities with unrealized losses, the Company and its subsidiaries consider various factors to determine whether the decline is other-than-temporary, including the length of time and the extent to which the fair value has been less than the carrying value and the issuer’s specific economic conditions as well as the ability and intent to hold these securities for a period of time sufficient to recover the securities’ carrying amounts. Based on our ongoing monitoring process, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at June 30, 2012.

The total other-than-temporary impairment with an offset for the amount of the total other-than-temporary impairment recognized in other comprehensive income (loss) for three months ended June 30, 2011 and 2012 are as follows:

	Millions of yen
	Three months ended June 30, 2011	Three months ended June 30, 2012
Total other-than-temporary impairment losses	¥3,720	¥9,208
Portion of loss recognized in other comprehensive income (before taxes)	(31)	0

Net impairment losses recognized in earnings	¥3,689	¥9,208

In the tables above, other-than-temporary impairment losses related to debt securities are recognized mainly on certain specified bonds, which have experienced credit losses due to significant decline in the value of the underlying assets, as well as on certain mortgage-backed and other asset-backed securities, which have experienced credit losses due to a decrease in cash flows attributable to significant default and bankruptcies on the underlying loans. Because the Company and its subsidiaries do not intend to sell these securities and it is not more likely than not that the Company and its subsidiaries will be required to sell these securities before recovery of their amortized cost basis, the Company and its subsidiaries charged only the credit loss component of the total impairment to earnings with the remaining non-credit component recognized in other comprehensive income (loss). The credit loss assessment was made by comparing the securities’ amortized cost basis with the portion of the estimated fair value of the underlying assets available to repay the specified bonds, or with the present value of the expected cash flows from the mortgage-backed and other asset-backed securities, that were estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security.

Roll-forwards of the amount related to credit losses on other-than-temporarily impaired debt securities recognized in earnings for three months ended June 30, 2011 and 2012 are as follows:

	Millions of yen
	Three months ended June 30, 2011	Three months ended June 30, 2012
Beginning	¥9,022	¥8,199
Addition during the period:
Credit loss for which an other-than-temporary impairment was not previously recognized	77	0
Credit loss for which an other-than-temporary impairment was previously recognized	5	346
Reduction during the period:
For securities sold	(1,147)	0
Due to change in intent to sell or requirement to sell	(5)	(166)
Reductions for increases in cash flows expected to be collected over the remaining life of the security	(235)	0

Ending	¥7,717	¥8,379

The aggregate carrying amount of other securities accounted for under the cost method totaled ¥84,431 million and ¥85,925 million at March 31, 2012 and June 30, 2012, respectively. Investments with an aggregated cost of ¥74,716 million and ¥84,818 million were not evaluated for impairment because the Company and its subsidiaries did not identify any events or changes in circumstances that might have had significant adverse effect on the fair value of these investments and it was not practicable to estimate the fair value of the investments.

The following table provides information about fund investments for which the Company and its subsidiaries use the funds’ net asset values per share (or its equivalent) as a practical expedient to measure fair value at March 31, 2012 and June 30, 2012:

March 31, 2012

Type of fund investment	Fair value (Millions of yen)	Redemption frequency (If currently eligible)	Redemption notice period
Hedge fund*	¥5,178	Monthly – Quarterly	5 days – 60 days

Total	¥5,178	—	—

June 30, 2012
Type of fund investment	Fair value (Millions of yen)	Redemption frequency (If currently eligible)	Redemption notice period
Hedge fund*	¥3,349	Monthly – Quarterly	5 days – 60 days

Total	¥3,349	—	—

*	This category includes several hedge funds that seek profits using investment strategies such as managed futures, global macro and relative value. The fair value of the investments in this category is calculated based on the net asset value of the investees.

Included in interest on loans and investment securities in the consolidated statements of income is interest income on investment securities of ¥3,640 million and ¥3,164 million, for the three months ended June 30, 2011 and 2012, respectively.

6.	Securitization Transactions

The Company and its subsidiaries have securitized various financial assets such as direct financing lease receivables, installment loans (commercial mortgage loans, housing loans and other) and investment in securities.

        In the securitization process, these financial assets are transferred to various vehicles (the “SPEs”), such as trusts and special-purpose companies that issue beneficial interests of the securitization trusts and securities backed by the financial assets to investors. The cash flows collected from these assets transferred to the SPEs are then used to repay these asset-backed beneficial interests and securities. As the transferred assets are isolated from the Company and its subsidiaries, the investors and the SPEs have no recourse to other assets of the Company and its subsidiaries in cases where the debtors or the issuers of the transferred financial assets fail to perform under the original terms of those financial assets. The Company and its subsidiaries often retain interests in the SPEs in the form of the beneficial interest of the securitization trusts. Those interests that continue to be held include interests in the transferred assets and are often subordinate to other tranche(s) of the securitization. Those beneficial interests that continue to be held by the Company and its subsidiaries are subject to credit risk, interest rate risk and prepayment risk on the securitized financial assets. With regards to these subordinated interests that the Company and its subsidiaries retain, they are subordinated to the senior investments and are exposed to different credit and prepayment risks, since they first absorb the risk of the decline in the cash flows from the financial assets transferred to the SPEs for defaults and prepayment of the transferred assets. If there is any excess cash remaining in the SPEs after payment to investors in the securitization of the contractual rate of returns, most of such excess cash is distributed to the Company and its subsidiaries for payments of the subordinated interests.

In accordance with ASC 860 (“Transfers and Servicing”) and ASC 810-10 (“Consolidation—Variable Interest Entities”), the SPEs used in securitization transactions have been consolidated if the Company and its subsidiaries are the primary beneficiary of the SPEs. As a result, transfers of the financial assets to those consolidated SPEs are not accounted for as sales. In case the Company and its subsidiaries have transferred financial assets to a transferee who is not subject to consolidation, the Company and its subsidiaries account for the transfer as a sale when control over the transferred assets is surrendered. For further information, see Note 7 “Variable Interest Entities.”

During the three months ended June 30, 2011 and three months ended June 30, 2012, there was no securitization transaction accounted for as a sale.

Quantitative information about delinquencies, impaired loans and components of financial assets sold on securitization and other assets managed together as of March 31, 2012 and June 30, 2012, and quantitative information about net credit loss for the three months ended June 30, 2011 and 2012 are as follows:

	Millions of yen
	Total principal amount of receivables		Principal amount of receivables more than 90 days past-due and impaired loans
	March 31, 2012	June 30, 2012	March 31, 2012	June 30, 2012
Direct financing lease	900,886	905,553	17,441	17,088
Installment loans	2,769,898	2,879,713	302,378	294,728

Assets recorded on the balance sheet	3,670,784	3,785,266	319,819	311,816
Direct financing lease sold on securitization	3,969	3,194	0	0

Total assets managed together or sold on securitization	¥3,674,753	¥3,788,460	¥319,819	¥311,816

	Millions of yen
	Credit loss
	Three months ended June 30, 2011	Three months ended June 30, 2012
Direct financing lease	1,359	811
Installment loans	8,488	8,861

Assets recorded on the balance sheet	9,847	9,672
Direct financing lease sold on securitization	0	0

Total assets managed together or sold on securitization	¥9,847	¥9,672

A certain subsidiary originates and sells loans into the secondary market, while retaining the obligation to service those loans. In addition, it undertakes obligations to service loans originated by others. The servicing assets related to those servicing activities are included in other operating assets and the balances of these servicing assets as of March 31, 2012 and June 30, 2012 were ¥11,533 million and ¥11,638 million, respectively. During the three months ended June 30, 2011 and 2012, the servicing assets were increased by ¥728 million and ¥1,079 million, respectively, mainly from loans sold with servicing retained and decreased by ¥638 million and ¥562 million, respectively, mainly from amortization and by ¥339 million and ¥412 million from the effects of changes in foreign exchange rates. The fair value of the servicing assets as of March 31, 2012 and June 30, 2012 were ¥13,826 million and ¥14,577 million, respectively.

7.	Variable Interest Entities

The Company and its subsidiaries use special purpose companies, partnerships and trusts (hereinafter referred to as SPEs) in the ordinary course of business.

These SPEs are not always controlled by voting rights, and there are cases where voting rights do not exist for those SPEs. ASC 810-10 (“Consolidation—Variable Interest Entities”) addresses consolidation by business enterprises of SPEs within the scope of the ASC Section. Generally these SPEs are entities where (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties including the equity holders or (b) as a group the holders of the equity investment at risk do not have (1) the ability to make decisions about an entity’s activities that most significantly impact the entity’s economic performance through voting rights or similar rights, or (2) the obligation to absorb the expected losses of the entity or (3) the right to receive the expected residual returns of the entity. Entities within the scope of the ASC Section are called variable interest entities (“VIEs”).

According to ASC 810-10 (“Consolidation—Variable Interest Entities”), the Company and its subsidiaries are required to perform a qualitative analysis to identify the primary beneficiary of variable interest entities. An enterprise that has both of the following characteristics is considered to be the primary beneficiary who shall consolidate a variable interest entity:

•	The power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance

•

The obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity.

All facts and circumstances are taken into consideration when determining whether the Company and its subsidiaries have variable interests that would deem it the primary beneficiary and therefore require consolidation of the VIE. The Company and its subsidiaries make ongoing reassessment of whether they are the primary beneficiaries of a variable interest entity.

The following are the items that the Company and its subsidiaries are considering in a qualitative assessment.

•	Which activities most significantly impact the economic performance of the VIE and who has the power to direct such activities.

•	Characteristics of the Company and its subsidiaries’ variable interest or interests and other involvements (including involvement of related parties and de facto agents)

•	Involvement of other variable interest holders

•	The entity’s purpose and design, including the risks that the entity was designed to create and pass through to its variable interest holders

The Company and its subsidiaries generally consider the following types of involvement to be significant, when determining the primary beneficiary.

•	designing the structuring of a transaction

•	providing an equity investment and debt financing

•	being the investment manager, asset manager or servicer and receiving variable fees

•	providing liquidity and other financial support

The Company and its subsidiaries do not have the power to direct activities of the VIEs that most significantly impact the VIEs’ economic performance, if that power is shared among multiple unrelated parties. In that case, the Company and its subsidiaries do not consolidate such VIEs.

Information about VIEs for the Company and its subsidiaries are as follows:

1.	Consolidated VIEs

March 31, 2012

	Millions of yen
Types of VIEs	Total assets (1)	Total liabilities (1)	Assets which are pledged as collateral (2)	Commitments (3)
(a) VIEs for liquidating customer assets	¥5,094	¥3,719	¥5,094	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	49,781	28,848	35,486	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	341,421	124,227	245,994	0
(d) VIEs for corporate rehabilitation support business	14,302	205	0	0
(e) VIEs for investment in securities	61,713	7,050	18,365	15
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	465,376	303,784	465,376	0
(g) VIEs for securitization of commercial mortgage loans originated by third parties	569,272	575,712	569,263	0
(h) Other VIEs	145,958	62,640	128,950	5,687

Total	¥1,652,917	¥1,106,185	¥1,468,528	¥5,702

June 30, 2012

	Millions of yen
Types of VIEs	Total assets (1)	Total liabilities (1)	Assets which are pledged as collateral (2)	Commitments (3)
(a) VIEs for liquidating customer assets	¥5,067	¥3,687	¥5,067	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	70,995	3,713	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	311,605	111,402	218,197	0
(d) VIEs for corporate rehabilitation support business	12,222	81	0	0
(e) VIEs for investment in securities	56,914	6,681	18,015	14
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	427,676	271,505	427,676	0
(g) VIEs for securitization of commercial mortgage loans originated by third parties	497,282	502,811	497,282	0
(h) Other VIEs	129,209	60,691	112,588	5,488

Total	¥1,510,970	¥960,571	¥1,278,825	¥5,502

Note:
	(1)	The assets of most VIEs are used only to repay the liabilities of the VIEs, and the creditors of the liabilities of the VIEs have no recourse to other assets of the Company and its subsidiaries.
	(2)	The assets are pledged as collateral by VIE for financing of the VIE.
	(3)	This item represents remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

2.	Non-consolidated VIEs

March 31, 2012

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries
Types of VIEs	Total assets	Specified bonds and non-recourse loans	Investments	Maximum exposure to loss (4)
(a) VIEs for liquidating customer assets	¥53,300	¥8,542	¥4,326	¥12,868
(b) VIEs for acquisition of real estate and real estate development projects for customers	958,965	125,746	59,144	224,707
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	1,290,243	0	24,371	37,960
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of commercial mortgage loans originated by third parties	2,277,844	0	43,792	44,427
(h) Other VIEs	42,283	4,380	3,304	7,684

Total	¥4,622,635	¥138,668	¥134,937	¥327,646

June 30, 2012

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries
Types of VIEs	Total assets	Specified bonds and non-recourse loans	Investments	Maximum exposure to loss (4)
(a) VIEs for liquidating customer assets	¥51,460	¥6,953	¥4,117	¥11,070
(b) VIEs for acquisition of real estate and real estate development projects for customers	927,125	123,241	59,309	222,436
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	1,265,936	0	24,527	36,669
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of commercial mortgage loans originated by third parties	2,079,912	0	40,728	41,363
(h) Other VIEs	80,591	4,137	4,163	8,300

Total	¥4,405,024	¥134,331	¥132,844	¥319,838

Note:
	(4)	Maximum exposure to loss includes remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

(a) VIEs for liquidating customer assets

The Company and its subsidiaries may use VIEs in structuring financing for customers to liquidate specific customer assets. The VIEs are typically used to provide a structure that is bankruptcy remote with respect to the customer and the use of VIE structure is requested by such customer. Such VIEs typically acquire assets to be liquidated from the customer, borrow non-recourse loans from financial institutions and have an equity investment made by the customer. By using cash flows from the liquidated assets, these VIEs repay the loan and pay dividends to equity investors if sufficient funds exist.

The Company and its subsidiaries provide non-recourse loans to such VIEs and occasionally make investments in them. The Company and its subsidiaries have consolidated some of those VIEs because the Company or its subsidiary effectively controls the VIEs by acting as the asset manager of the VIEs. In the consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in operating leases and liabilities of the consolidated VIEs are mainly included in long-term debt, respectively.

With respect to the variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, non-recourse loans are included in installment loans, and investments are mainly included in other operating assets in the consolidated balance sheets.

(b) VIEs for acquisition of real estate and real estate development projects for customers

Customers and the Company and its subsidiaries are involved with VIEs formed to acquire real estate and/or develop real estate projects. In each case, a customer establishes and makes an equity investment in a VIE that is designed to be bankruptcy remote from the customer. The VIEs acquire real estate and/or develop real estate projects.

The Company and its subsidiaries provide non-recourse loans to such VIEs and hold specified bonds issued by them and/or make investments in them. The Company and its subsidiaries have consolidated some of those VIEs because the Company or its subsidiary effectively controls the VIEs by acting as the asset manager of the VIEs.

The Company and its subsidiaries contributed additional funding to certain non-consolidated VIEs to support their repayment, since those VIEs had difficulty repaying debt and accounts payable. The amount of those additional fundings for the three months ended June 30, 2012 was ¥2,000 million. As a result, the Company and its subsidiaries performed a reassessment and consolidated those VIEs.

In the consolidated balance sheets, assets of the consolidated VIEs are mainly included in cash and cash equivalents, investment in operating leases and other operating assets and liabilities of those consolidated VIEs are mainly included in long-term debt as of March 31, 2012, and short-term debt, trade notes, accounts payable and other liabilities as of June 30, 2012, respectively.

With respect to the variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, specified bonds are included in investment in securities, non-recourse loans are included in installment loans, and investments are mainly included in other operating assets and investment in securities in the consolidated balance sheets. The Company and its subsidiaries have commitment agreements by which the Company and its subsidiaries might be required to provide additional investment in certain non-consolidated VIEs, as long as the agreed-upon terms are met. Under these agreements, the Company and its subsidiaries are committed to invest in these VIEs with the other investors based on their respective ownership percentages. The Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is held by unrelated parties. In some cases, the Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is shared among multiple unrelated parties.

(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business

The Company and its subsidiaries establish VIEs and acquire real estate to borrow non-recourse loans from financial institutions and simplify the administration activities necessary for the real estate. The Company and its subsidiaries have consolidated such VIEs even though the Company and its subsidiaries may not have voting rights if substantially all of such VIEs’ subordinated interests are issued to the Company and its subsidiaries, and therefore the VIEs are controlled by and for the benefit of the Company and its subsidiaries.

The Company and its subsidiaries contributed additional funding to certain non-consolidated VIEs to support their repayment, since those VIEs had difficulty repaying debt and accounts payable. The amount of those additional fundings for the fiscal year ended March 31, 2012 was ¥497 million. As a result, the Company and its subsidiaries performed a reassessment and consolidated those VIEs. There was no additional funding during the three months ended June 30, 2012.

In the consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in operating leases, office facilities, cash and cash equivalents and other assets, and liabilities of those consolidated VIEs are mainly included in long-term debt, respectively.

(d) VIEs for corporate rehabilitation support business

Financial institutions, the Company and its subsidiary are involved with VIEs established for the corporate rehabilitation support business. VIEs receive the funds from investors including the financial institutions, the Company and the subsidiary, and purchase loan receivables due from borrowers which have financial problems, but that are deemed to have the potential to recover in the future. The servicing operations for the VIEs are conducted by the subsidiary.

The Company and its subsidiary consolidated such VIEs since the Company and the subsidiary have the majority of the investment share of such VIEs, and have the power to direct the activities of the VIEs that most significantly impact the entities’ economic performance through the servicing operations.

In the consolidated balance sheets, assets of the consolidated VIEs are mainly included in installment loans and liabilities of those consolidated VIEs are mainly included in accrued expenses, trade notes, accounts payable and other liabilities, respectively.

(e) VIEs for investment in securities

The Company and its subsidiaries have interests in VIEs that are investment funds and mainly invest in equity and debt securities. Such VIEs are managed mainly by fund management companies that are independent of the Company and its subsidiaries.

The Company consolidated certain such VIEs since the Company has the majority of the investment share of them, and has the power to direct the activities of those VIEs that most significantly impact the entities’ economic performance through involvement with the design of the VIEs and/or other means.

In the consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in securities, other receivables, investment in affiliates, cash and cash equivalents and liabilities of those consolidated VIEs are mainly included in short-term debt and long-term debt, respectively. The Company has commitment agreements by which the Company might be required to make additional investment in certain such consolidated VIEs.

Variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are included in investment in securities. The Company has commitment agreements by which the Company might be required to make additional investment in certain such non-consolidated VIEs.

(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable

The Company and its subsidiaries use VIEs to securitize financial assets such as direct financing leases receivable and loans receivable. In the securitization process, these financial assets are transferred to SPEs, and the SPEs issue beneficial interests or securities backed by the transferred financial assets to investors. After the securitization, the Company and its subsidiaries continue to hold a subordinated part of the securities, and take a role as a servicer.

The Company and its subsidiaries consolidated such VIEs since the Company and its subsidiaries have the power to direct the activities that most significantly impact the entity’s economic performance by designing the securitization scheme and conducting servicing activities, and have a responsibility to absorb losses of the VIEs that could potentially be significant to the entities by retaining the subordinated part of the securities.

In the consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in direct financing leases and installment loans and liabilities of those consolidated VIEs are mainly included in long-term debt, respectively.

(g) VIEs for securitization of commercial mortgage loans originated by third parties

The Company and its subsidiaries invest in CMBS originated by third parties. In some cases of such securitization, the Company’s subsidiaries hold the subordinated portion of CMBS and the subsidiaries take a role as a special-servicer of the securitization transaction. As the special servicer, the Company’s subsidiaries have rights to dispose of real estate collateral related to the securitized commercial mortgage loans.

The subsidiaries consolidate certain of these VIEs when the subsidiaries have the power to direct the activities of the VIEs that most significantly impact the entities’ economic performance through the role as special-servicer including the right to dispose of the collateral, and have a responsibility to absorb losses of the VIEs that could potentially be significant to the entities by holding the subordinated part of the securities.

In the consolidated balance sheets, assets of the consolidated VIEs are mainly included in installment loans and investment in securities and liabilities of those consolidated VIEs are mainly included in long-term debt, respectively.

Variable interests of non-consolidated VIEs are included in investment in securities.

(h) Other VIEs

The Company and its subsidiaries are involved with other types of VIEs for various purposes. Consolidated and non-consolidated VIEs of this category are mainly kumiai structures. In addition, a subsidiary has consolidated a VIE which is not included in the categories (a) through (g) above, because the subsidiary holds the subordinated portion of the VIE and the VIE is effectively controlled by the subsidiary. The Company has commitment agreement by which the Company might be required to make additional investment in such consolidated VIEs.

In Japan, certain subsidiaries provide investment products to their customers that employ a contractual mechanism known as a kumiai, which in part result in the subsidiaries forming a type of SPE. As a means to finance the purchase of aircraft or other large-ticket items to be leased to third parties, the Company and its subsidiaries arrange and market kumiai products to investors, who invest a portion of the funds necessary into the kumiai structure. The remainder of the purchase funds is borrowed by the kumiai structure in the form of a non-recourse loan from one or more financial institutions. The kumiai investors (and any lenders to the kumiai structure) retain all of the economic risks and rewards in connection with purchasing and leasing activities of the kumiai structure, and all related gains or losses are recorded on the financial statements of investors in the kumiai. The Company and its subsidiaries are responsible for the arrangement and marketing of these products, and may act as servicer or administrator in kumiai transactions. The fee income for the arrangement and administration of these transactions is recognized in the consolidated statements of income. In some cases, the Company and its subsidiaries make investments to the kumiai or its related SPE and these VIEs are consolidated because the Company and its subsidiaries have a responsibility to absorb any significant potential loss through the investments and have the power to direct the activities that most significantly impact their economic performance. In other cases, the Company and its subsidiaries are not considered to be the primary beneficiary of the VIEs or kumiais because the Company and its subsidiaries did not make significant investments or guarantee or otherwise have any significant financial commitments or exposure with respect to the kumiai or its related SPE.

The Company and its subsidiaries may use VIEs to finance. The Company and its subsidiaries transfer their own held assets to SPEs, which borrow non-recourse loan from financial institutions and effectively pledge such assets as collateral. The Company guarantees the performance of obligation of the SPEs. The Company and its subsidiaries continually hold subordinated interests in the SPEs and perform administrative work of such assets. The Company and its subsidiaries consolidate such SPEs because the Company and its subsidiaries have a right to direct the activities of them that most significantly impact their economic performance by setting up the scheme and performing administrative work of the assets and have the obligation to absorb losses expected of them by holding the subordinated interests.

Assets of the consolidated SPEs are mainly included in investment in operating leases and other assets and liabilities are mainly included in long-term debt in the consolidated balance sheets, respectively.

8.	Investment in Affiliates

Investment in affiliates at March 31 and June 30, 2012 consists of the following:

	Millions of yen
	March 31, 2012	June 30, 2012
Shares	¥296,228	¥282,117
Loans	35,489	12,200

	¥331,717	¥294,317

Combined and condensed information relating to the affiliates as of and for the three months ended June 30, 2011 and 2012 are as follows (results of operation of the affiliates reflect only the period since the Company and its subsidiaries made the investment and on a lag basis):

	Millions of yen
	As of and for three months ended June 30, 2011	As of and for three months ended June 30, 2012
Operations:
Total revenues	¥315,891	¥230,956
Income before income taxes	19,680	29,759
Net income	18,274	20,833

Financial position:
Total assets	¥4,399,944	¥4,215,078
Total liabilities	3,332,680	3,163,724
Shareholders’ equity	1,067,264	1,051,354

9.	Redeemable Noncontrolling Interests

Changes in redeemable noncontrolling interests for the three months ended June 30, 2011 and 2012 are as follows:

	Millions of yen
	Three months ended June 30, 2011	Three months ended June 30, 2012
Beginning balance	¥33,902	¥37,633
Adjustment of redeemable noncontrolling interests to redemption value	54	173
Transaction with noncontrolling interests	412	422
Comprehensive income (loss)
Net income	800	698
Other comprehensive income (loss)
Net change of foreign currency translation adjustments	(999)	(1,406)
Total other comprehensive income (loss)	(999)	(1,406)
Comprehensive income (loss)	(199)	(708)
Cash dividends	(43)	(34)

Ending balance	¥34,126	¥37,486

10.	ORIX Corporation Shareholders’ Equity

Information about ORIX Corporation Shareholders’ Equity for the three months ended June 30, 2011 and 2012, are as follows:

(1)	Dividend payments

	Three months ended June 30, 2011	Three months ended June 30, 2012
Resolution	The board of directors on May 23, 2011	The board of directors on May 22, 2012
Type of shares	Common stock	Common stock
Total dividends paid	¥8,599 million	¥9,676 million
Dividend per share	¥80.00	¥90.00
Date of record for dividend	March 31, 2011	March 31, 2012
Effective date for dividend	June 2, 2011	June 4, 2012
Dividend resource	Retained earnings	Retained earnings

(2)	Dividends for which the date of record is in the three months ended June 30, 2011, and for which the effective date is after June 30, 2011	There are no applicable dividends.

	Dividends for which the date of record is in the three months ended June 30, 2012, and for which the effective date is after June 30, 2012	There are no applicable dividends.

11.	Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three months ended June 30, 2011 and 2012, are as follows:

	Millions of yen
	Three months ended June 30, 2011	Three months ended June 30, 2012
Personnel expenses	¥32,071	¥32,341
Selling expenses	5,095	5,282
Administrative expenses	11,782	12,641
Depreciation of office facilities	749	763

Total	¥49,697	¥51,027

The amounts that were previously reported for the three months ended June 30, 2011 related to discontinued operations are reclassified.

12.	Pension Plans

The Company and certain subsidiaries have contributory and non-contributory pension plans covering substantially all of their employees. Those contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump-sum payments at the time of termination of their employment or pension payments. Defined benefit pension plans consist of a plan of which the amounts of such payments are determined on the basis of length of service and remuneration at the time of termination and a cash balance plan.

The Company and its subsidiaries’ funding policy is to contribute annually the amounts actuarially determined. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities.

Net pension cost of the plans for the three months ended June 30, 2011 and 2012 consists of the following:

	Millions of yen
	Three months ended June 30, 2011	Three months ended June 30, 2012
Service cost	¥761	¥796
Interest cost	339	311
Expected return on plan assets	(506)	(510)
Amortization of transition obligation	14	14
Amortization of net actuarial loss	305	374
Amortization of prior service credit	(298)	(291)

Net periodic pension cost	¥615	¥694

13.	Write-Downs of Long-Lived Assets

In accordance with ASC 360-10 (“Property, Plant, and Equipment—Impairment or Disposal of Long-Lived Assets”), the Company and its subsidiaries perform tests for recoverability on assets for which events or changes in circumstances indicated that the assets might be impaired. The Company and its subsidiaries consider an asset’s carrying amount as not recoverable when such carrying amount exceeds the undiscounted future cash flows estimated to result from the use and eventual disposition of the asset. The net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. We determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.

For the three months ended June 30, 2011 and 2012, the Company and certain subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥1,949 million and ¥1,524 million, respectively, which are reflected as write-downs of long-lived assets and income from discontinued operations. Of these amounts, ¥1,520 million and ¥1,320 million are reflected as write-downs of long-lived assets in the accompanying consolidated statements of income for the three months ended June 30, 2011 and 2012, respectively.

Losses of ¥1,694 million were recorded in the Real Estate segment for the three months ended June 30, 2011. Losses of ¥1,320 million were recorded in the Investment and Operation segment for the three months ended June 30, 2012.

The details of significant write-downs are as follows.

Office Buildings—For the three months ended June 30, 2011, write-downs of ¥263 million were recorded in relation to four office buildings held for sale. For the three months ended June 30, 2012, write-downs of ¥77 million were recorded for four office buildings held for sale.

Commercial Facilities other than Offices—For the three months ended June 30, 2011, write-downs of ¥34 million were recorded in relation to two commercial facilities held for sale. For the three months ended June 30, 2012, write-downs of ¥53 million were recorded for two commercial facilities held for sale.

Condominiums—For the three months ended June 30, 2011, write-downs of ¥108 million were recorded for three condominiums held for sale. For the three months ended June 30, 2012, write-downs of ¥16 million were recorded for a condominium held for sale.

Land undeveloped or under construction—There was no impairment for the three months ended June 30, 2011 and 2012.

Others—For the three months ended June 30, 2011 and 2012, write-downs of ¥1,544 million and ¥1,378 million were recorded, respectively, for long-lived assets other than the above, mainly because the carrying amounts exceeded the estimated undiscounted future cash flows, which decreased due to deterioration in operating performance.

14.	Discontinued Operations

ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”) requires that the Company and its subsidiaries reclassify the operations sold or to be disposed of by sale without significant continuing involvement in the operations to discontinued operations. Under this Codification Section, the Company and its subsidiaries report the gains on sales and the results of these operations of subsidiaries, business units, and certain properties, which have been sold or are to be disposed of by sale, as income from discontinued operations in the accompanying consolidated statements of income. Revenues and expenses generated by the operations of such subsidiaries, business units and properties recognized for the three months ended June 30, 2011 have also been reclassified as income from discontinued operations in the accompanying consolidated statement of income.

The Company sold a subsidiary which operated real-estate rental business during the three months ended June 30, 2011. As a result of the sale, a gain of ¥162 million was recognized for the three months ended June 30, 2011. The Company liquidated a kumiai, which was effectively a type of SPE, operating private-equity investment and management in Japan during the three months ended June 30, 2012. As a result of the liquidation, there was no gain or loss for the three months ended June 30, 2012.

The Company and its subsidiaries own various real estate properties, including commercial and office buildings, for rental operations. For the three months ended June 30, 2011 and 2012 the Company and its subsidiaries recognized ¥1,421 million and ¥1,856 million of aggregated gains on sales of such real estate properties, respectively. In addition, the Company and its subsidiaries determined to dispose by sale of rental properties of ¥33,933 million and ¥11,956 million which are included in investment in operating leases at March 31, 2012 and June 30, 2012, respectively.

Discontinued operations for the three months ended June 30, 2011 and 2012 consist of the following:

	Millions of yen
	Three months ended June 30, 2011	Three months ended June 30, 2012
Revenues	¥7,811	¥2,227
Income from discontinued operations, net*	1,253	1,128

*	Income from discontinued operations, net includes aggregate gains on sales of subsidiaries, business units, and rental properties. The amounts of such gains for the three months ended June 30, 2011 and 2012 are ¥1,583 million and ¥1,856 million, respectively.

15.	Per Share Data

Reconciliation of the differences between basic and diluted earnings per share (EPS) in the three months ended June 30, 2011 and 2012 is as follows:

During the three months ended June 30, 2011, the diluted EPS calculation excludes stock options for 1,054 thousand shares, as they were antidilutive.

During the three months ended June 30, 2012, the diluted EPS calculation excludes stock options for 950 thousand shares, as they were antidilutive.

	Millions of yen
	Three months ended June 30, 2011	Three months ended June 30, 2012
Income attributable to ORIX Corporation from continuing operations	¥22,044	¥33,645
Effect of dilutive securities—
Expense related to convertible bonds	591	421

Income from continuing operations for diluted EPS computation	¥22,635	¥34,066

	Thousands of Shares
	Three months ended June 30, 2011	Three months ended June 30, 2012
Weighted-average shares	107,499	107,522
Effect of dilutive securities—
Conversion of convertible bonds	24,411	22,590
Exercise of stock options	95	108

Weighted-average shares for diluted EPS computation	132,005	130,220

	Yen
	Three months ended June 30, 2011	Three months ended June 30, 2012
Earnings per share for income attributable to ORIX Corporation from continuing operations:
Basic	¥205.06	¥312.92
Diluted	171.47	261.60

16.	Derivative Financial Instruments and Hedging

Risk management policy

The Company and its subsidiaries manage interest rate risk through asset and liability management systems. The Company and its subsidiaries use derivative financial instruments to hedge interest rate risk and avoid changes in interest rates having a significant adverse effect on the Company’s results of operations. As a result of interest rate changes, the fair value and/or cash flow of interest sensitive assets and liabilities will fluctuate. However, such fluctuation will generally be offset by using derivative financial instruments as hedging instruments. Derivative financial instruments that the Company and its subsidiaries use as part of the interest risk management include interest rate swaps.

The Company and its subsidiaries employ foreign currency borrowings, foreign exchange contracts, and foreign currency swap agreements to hedge risks that are associated with certain transactions and investments denominated in foreign currencies due to the potential for changes in exchange rates. Similarly, in general, overseas subsidiaries structure their liabilities to match the currency-denomination of assets in each region.

By using derivative instruments, the Company and its subsidiaries are exposed to credit risk in the event of nonperformance by counterparties. The Company and its subsidiaries attempt to manage the credit risk by carefully evaluating the content of transactions and the quality of counterparties in advance and regularly monitoring the amount of notional principal, fair value, type of transaction and other factors pertaining to each counterparty.

(a) Cash flow hedges

The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions and for exchange fluctuations.

(b) Fair value hedges

The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign currency swap agreements and foreign exchange contracts to minimize foreign currency exposures on lease receivables, loan receivables and borrowings, denominated in foreign currency. The Company and its subsidiaries designate interest rate swap to hedge interest rate exposure of the fair values of loan receivables. The Company and certain overseas subsidiaries, which issued medium-term notes or bonds with fixed interest rates, use interest rate swap contracts to hedge interest rate exposure of the fair values of these medium-term notes or bonds. In cases where the medium-term notes were denominated in other than the subsidiaries’ local currencies, foreign currency swap agreements are used to hedge foreign exchange rate exposure. A certain overseas subsidiary uses foreign currency long-term-debt to hedge foreign exchange rate exposure from unrecognized firm commitments.

(c) Hedges of net investment in foreign operations

The Company uses foreign exchange contracts and borrowings and bonds denominated in the subsidiaries’ local currencies to hedge the foreign currency exposure of the net investment in overseas subsidiaries.

(d) Trading derivatives or derivatives not designated as hedging instruments

The Company and the subsidiaries engage in trading activities with various future contracts. Therefore, the Company and the subsidiaries are at various risks such as share price fluctuation risk, interest rate risk and foreign currency exchange risk. The Company and the subsidiaries check that these risks are below a certain level by using internal indicators and determine whether such contracts should be continued or not. The Company and the subsidiaries entered into interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts for risk management purposes which are not qualified for hedge accounting under ASC 815 (“Derivatives and Hedging”).

ASC 815-10-50 (“Derivatives and Hedging—Disclosures) requires companies to disclose the fair value of derivative instruments and their gains (losses) in tabular format, as well as information about credit-risk-related contingent features in derivative agreements.

The effect of derivative instruments on the consolidated statement of income, pre-tax, for the three months ended June 30, 2011 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥(227)	Interest on loans and investment securities/Interest expense	¥18	—	¥0

Foreign exchange contracts	(170)	Foreign currency transaction loss	(213)	—	0

Foreign currency swap agreements	(687)	Interest on loans and investment securities/Interest expense/Foreign currency transaction loss	144	—	0

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥1,782	Interest on loans and investment securities / Interest expense	¥(1,894)	Interest on loans and investment securities / Interest expense

Foreign exchange contracts	1,573	Foreign currency transaction loss	(1,573)	Foreign currency transaction loss

Foreign currency swap agreements	619	Foreign currency transaction loss	(619)	Foreign currency transaction loss

Foreign currency long-term debt	632	Foreign currency transaction loss	(632)	Foreign currency transaction loss

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥592	—	¥0	—	¥0
Borrowings and bonds in local currency	1,786	—	0	—	0

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥7	Other operating revenues / expenses

Foreign currency swap agreements	(31)	Other operating revenues / expenses

Futures	(1,144)	Brokerage commissions and net gains on investment securities

Foreign exchange contracts	55	Brokerage commissions and net gains on investment securities

Credit derivatives held/written	(1)	Other operating revenues / expenses

Options held/written, Caps held and other	125	Other operating revenues / expenses

The effect of derivative instruments on the consolidated statement of income, pre-tax, for the three months ended June 30, 2012 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥(266)	—	¥0	—	¥0

Foreign exchange contracts	215	Foreign currency transaction loss	(1)	—	0

Foreign currency swap agreements	(247)	Interest on loans and investment securities / Interest expense / Foreign currency transaction loss	(1,077)	—	0

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥(19)	Interest on loans and investment securities / Interest expense	¥8	Interest on loans and investment securities / Interest expense

Foreign exchange contracts	1,743	Foreign currency transaction loss	(1,743)	Foreign currency transaction loss

Foreign currency swap agreements	440	Foreign currency transaction loss	(440)	Foreign currency transaction loss

Foreign currency long-term debt	(569)	Foreign currency transaction loss	569	Foreign currency transaction loss

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥28	—	¥0	—	¥0

Borrowings and bonds in local currency	4,496	—	0	—	0

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥5	Other operating revenues / expenses

Futures	3	Brokerage commissions and net gains on investment securities

Foreign exchange contracts	(187)	Brokerage commissions and net gains on investment securities

Credit derivatives held/written	23	Other operating revenues / expenses

Options held/written, caps held and other	261	Other operating revenues / expenses

Notional amounts of derivative instruments and other, fair values of derivative instruments in consolidated balance sheets at March 31, 2012 and June 30, 2012 are as follows.

March 31, 2012

		Asset derivatives		Liability derivatives
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives and other designated as hedging instruments

Interest rate swap agreements	¥234,523	¥4,624	Other receivables	¥1,253	Trade notes, accounts payable and other liabilities

Futures, foreign exchange contracts	90,813	325	Other receivables	4,985	Trade notes, accounts payable and other liabilities

Foreign currency swap agreements	87,480	5,540	Other receivables	5,432	Trade notes, accounts payable and other liabilities

Foreign currency long-term debt	152,508	0	—	0	—

Trading derivatives or derivatives not designated as hedging instruments

Interest rate swap agreements	¥1,329	¥0	—	¥24	Trade notes, accounts payable and other liabilities

Options held/written, Caps held and other	157,134	5,924	Other receivables	4,430	Trade notes, accounts payable and other liabilities

Futures, foreign exchange contracts	188,446	702	Other receivables	512	Trade notes, accounts payable and other liabilities

Credit derivatives held	9,913	97	Other receivables	23	Trade notes, accounts payable and other liabilities

June 30, 2012

		Asset derivatives		Liability derivatives
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives and other designated as hedging instruments

Interest rate swap agreements	¥235,734	¥4,534	Other receivables	¥1,448	Trade notes, accounts payable and other liabilities

Futures, foreign exchange contracts	134,544	1,293	Other receivables	1,092	Trade notes, accounts payable and other liabilities

Foreign currency swap agreements	70,665	5,831	Other receivables	3,435	Trade notes, accounts payable and other liabilities

Foreign currency long-term-debt	136,651	0	—	0	—

Trading derivatives or derivatives not designated as hedging instruments

Interest rate swap agreements	¥1,320	¥0	—	¥19	Trade notes, accounts payable and other liabilities

Options held/written and other	177,903	6,297	Other receivables	4,588	Trade notes, accounts payable and other liabilities

Futures, foreign exchange contracts	324,390	800	Other receivables	746	Trade notes, accounts payable and other liabilities

Credit derivatives held/written	8,310	146	Other receivables	49	Trade notes, accounts payable and other liabilities

Certain of the Company’s derivative instruments contain provisions that require the Company to maintain an investment grade credit rating from each of the major credit rating agencies.

If the Company’s credit rating were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request immediate payment on derivative instruments that are in net liability positions.

There are no derivative instruments with credit-risk-related contingent features that are in a liability position as of June 30, 2012.

ASC 815-10-50 (“Derivatives and Hedging—Disclosures”) requires sellers of credit derivatives to disclose additional information about credit-risk-related potential payment risk.

The Company and its subsidiaries have contracted credit derivatives for the purpose of trading. There are no credit derivatives written as of March 31, 2012. Details of credit derivatives written as of June 30, 2012 are as follows.

June 30, 2012

Types of derivatives	The events or circumstances that would require the seller to perform under the credit derivative	Maximum potential amount of future payment under the credit derivative	Approximate remaining term of the credit derivative	Fair value of the credit derivative
		Millions of yen		Millions of yen
Credit default swap	In case of credit event (bankruptcy, failure to pay, restructuring) occurring in underlying reference company *	¥296	Less than five years	¥(15)

*	Underlying reference company’s credit ratings are Baa2 or better rated by rating agencies as of June 30, 2012.

17.	Estimated Fair Value of Financial Instruments

The following information is provided to help readers gain an understanding of the relationship between amounts reported in the accompanying consolidated financial statements and the related market or fair value.

The disclosures include financial instruments and derivatives financial instruments, other than investment in direct financing leases, investment in subsidiaries and affiliates, pension obligations and insurance contracts.

March 31, 2012

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Trading instruments
Trading securities	¥12,817	¥12,817	¥384	¥12,433	¥0
Futures, Foreign exchange contracts:
Assets	692	692	649	43	0
Liabilities	482	482	412	70	0
Credit derivatives held:
Assets	97	97	0	97	0
Liabilities	23	23	0	23	0
Options held/written, Caps held, and other:
Assets	5,924	5,924	0	631	5,293
Liabilities	4,430	4,430	0	4,430	0

Non-trading instruments
Assets:
Cash and cash equivalents	¥786,892	¥786,892	¥786,892	¥0	¥0
Restricted cash	123,295	123,295	123,295	0	0
Time deposits	24,070	24,070	0	24,070	0
Installment loans (net of allowance for probable loan losses)	2,650,162	2,669,196	0	78,934	2,590,262
Investment in securities:
Practicable to estimate fair value	935,495	938,314	173,056	521,603	243,655
Not practicable to estimate fair value *	199,078	199,078	0	0	0
Liabilities:
Short-term debt	¥457,973	¥457,973	¥0	¥457,973	¥0
Deposits	1,103,514	1,107,440	0	1,107,440	0
Long-term debt	4,267,480	4,262,612	0	1,491,620	2,770,992
Futures, Foreign exchange contracts:
Assets	335	335	0	335	0
Liabilities	5,015	5,015	0	5,015	0
Foreign currency swap agreements:
Assets	5,540	5,540	0	5,540	0
Liabilities	5,432	5,432	0	5,432	0
Interest rate swap agreements:
Assets	4,624	4,624	0	4,624	0
Liabilities	1,277	1,277	0	1,277	0

*	The fair value of investment securities of ¥199,078 million was not estimated, as it was not practical.

June 30, 2012

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Trading instruments
Trading securities	¥29,079	¥29,079	¥653	¥28,426	¥0
Futures, Foreign exchange contracts:
Assets	794	794	746	48	0
Liabilities	734	734	682	52	0
Credit derivatives held/written:
Assets	146	146	0	146	0
Liabilities	49	49	0	49	0
Options held/written and other:
Assets	6,297	6,297	0	1,169	5,128
Liabilities	4,588	4,588	0	4,588	0

Non-trading instruments
Assets:
Cash and cash equivalents	¥614,917	¥614,917	¥614,917	¥0	¥0
Restricted cash	91,202	91,202	91,202	0	0
Time deposits	14,861	14,861	0	14,861	0
Installment loans (net of allowance for probable loan losses)	2,768,697	2,807,255	0	73,737	2,733,518
Investment in securities:
Practicable to estimate fair value	861,471	864,863	138,434	507,424	219,005
Not practicable to estimate fair value *	198,507	198,507	0	0	0
Liabilities:
Short-term debt	¥474,908	¥474,908	¥0	¥474,908	¥0
Deposits	1,095,945	1,099,241	0	1,099,241	0
Long-term debt	4,102,277	4,091,783	0	1,435,159	2,656,624
Futures, Foreign exchange contracts:
Assets	1,299	1,299	0	1,299	0
Liabilities	1,104	1,104	0	1,104	0
Foreign currency swap agreements:
Assets	5,831	5,831	0	5,831	0
Liabilities	3,435	3,435	0	3,435	0
Interest rate swap agreements:
Assets	4,534	4,534	0	4,534	0
Liabilities	1,467	1,467	0	1,467	0

*	The fair value of investment securities of ¥198,507 million was not estimated, as it was not practical.

Input level of fair value measurement

If active market prices are available, fair value measurement is based on quoted active market prices and classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1 and classified as Level 2. If market prices are not available and there are no observable inputs, then fair value is estimated by using valuation models including discounted cash flow methodologies, commonly used option-pricing models and broker quotes and classified as Level 3, as the valuation models and broker quotes are based on inputs that are unobservable in the market.

Estimation of fair value

The following methods and significant assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate a value:

Cash and cash equivalents, restricted cash, time deposits and short-term debt—The carrying amounts recognized in the balance sheets were determined to be reasonable estimates of their fair values due to their short maturity.

Installment loans—The carrying amounts of floating-rate installment loans with no significant changes in credit risk and which could be repriced within a short-term period were determined to be reasonable estimates of their fair values. The carrying amounts of purchased loans were determined to be reasonable estimates of their fair values because the carrying amounts (net of allowance) are considered to properly reflect the recoverability and value of these loans. For certain homogeneous categories of medium- and long-term fixed-rate loans, such as housing loans, the estimated fair values were calculated by discounting the future cash flows using the current interest rates charged by the Company and its subsidiaries for new loans made to borrowers with similar credit ratings and remaining maturities. Concerning above, if available, estimated fair values were based on quoted market prices or quotations provided by dealers.

Investment in securities—For trading securities and available-for-sale securities other than specified bonds issued by SPEs and certain other mortgage-backed and asset-backed securities, the estimated fair values, which are also the carrying amounts recorded in the balance sheets, were generally based on quoted market prices or quotations provided by dealers. As for the specified bonds issued by the SPEs and certain other mortgage-backed and asset-backed securities included in available-for-sale securities, the Company and its subsidiaries estimated the fair value by using valuation models including discounted cash flow methodologies and broker quotes (see Note 2). For held-to-maturity securities, the estimated fair values were based on quoted market prices. For certain investment funds included in other securities, the fair values are estimated based on net asset value per share. With regard to other securities other than the investment funds described above, the Company and its subsidiaries have not estimated the fair value, as it is not practicable to do so. Those other securities mainly consist of non-marketable equity securities and preferred capital shares. Because there were no quoted market prices for such other securities and each security has a different nature and characteristics, reasonable estimates of fair values could not be made without incurring excessive costs.

Deposits—The carrying amounts of demand deposits recognized in the consolidated balance sheets were determined to be reasonable estimates of their fair values. The estimated fair values of time deposits were calculated by discounting the future cash flows. The current interest rates offered for the deposits with similar terms and remaining average maturities were used as the discount rates.

Long-term debt—The carrying amounts of long-term debt with floating rates which could be repriced within short-term periods were determined to be reasonable estimates of their fair values. For medium-and long-term fixed-rate debt, the estimated fair values were calculated by discounting the future cash flows. The borrowing interest rates that were currently available to the Company and its subsidiaries offered by financial institutions for debt with similar terms and remaining average maturities were used as the discount rates. Concerning above, if available, estimated fair values were based on quoted market prices or quotations provided by dealers.

Derivatives—For exchange-traded derivatives, fair value is based on quoted market prices. Fair value estimates for other derivatives generally reflect the estimated amounts that the Company and its subsidiaries would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Discounted amounts of future cash flows using the current interest rate are used when estimating the fair values for most of the Company’s and its subsidiaries’ derivatives.

18.	Commitments, Guarantees, and Contingent Liabilities

Commitments—The Company and its subsidiaries have commitments for the purchase of equipment to be leased, having a cost of ¥12,337 million and ¥12,170 million as of March 31, 2012 and June 30, 2012, respectively.

The minimum future rentals on non-cancelable operating leases are as follows:

	Millions of yen
	March 31, 2012	June 30, 2012
Within one year	¥3,653	¥3,839
More than one year	25,685	28,921

Total	¥29,338	¥32,760

The Company and its subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling ¥1,977 million and ¥1,969 million for the three months ended June 30, 2011 and 2012, respectively.

Certain computer systems of the Company and its subsidiaries have been operated and maintained under non-cancelable contracts with third-party service providers. For such services, the Company and its subsidiaries made payments totaling ¥176 million and ¥84 million for the three months ended June 30, 2011 and 2012, respectively. As of March 31, 2012 and June 30, 2012, the amounts due are as follows:

	Millions of yen
	March 31, 2012	June 30, 2012
Within one year	¥157	¥357
More than one year	229	252

Total	¥386	¥609

The Company and its subsidiaries have commitments to fund estimated construction costs to complete ongoing real estate development projects and other commitments, amounting in total to ¥79,224 million and ¥84,669 million as of March 31, 2012 and June 30, 2012, respectively.

The Company and its subsidiaries have agreements to commit to execute loans for customers, and to invest in funds, as long as the agreed-upon terms are met. The total unused credit and capital amount available is ¥97,235 million and ¥331,774 million as of March 31, 2012 and June 30, 2012, respectively.

Guarantees—The Company and its subsidiaries apply ASC 460-10 (“Guarantees”), and at the inception of a guarantee, recognize a liability in the consolidated balance sheets at fair value for the guarantee within the scope of ASC 460-10. The following table represents the summary of potential future payments, book value recorded as guarantee liabilities of the guarantee contracts outstanding and maturity of the longest guarantee contracts as of March 31, 2012 and June 30, 2012:

	March 31, 2012			June 30, 2012
	Millions of yen		Fiscal year	Millions of yen		Fiscal year
Guarantees	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract
Corporate loans	¥360,436	¥1,577	2026	¥259,624	¥1,720	2026
Transferred loans	162,554	3,869	2043	161,185	3,662	2043
Consumer loans	0	0	—	60,318	7,417	2018
Housing loans	19,511	4,536	2051	18,808	4,818	2051
Other	1,991	7	2024	1,486	31	2024

Total	¥544,492	¥9,989	—	¥501,421	¥17,648	—

Guarantee of corporate loans: The Company and certain subsidiaries mainly guarantee corporate loans issued by financial institutions for customers. The Company and its subsidiaries are obliged to pay the outstanding loans when the guaranteed customers fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed customers’ assets. Once the Company and its subsidiaries assume the guaranteed customers’ obligation, the Company and its subsidiaries obtain a right to claim the collateral assets. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for customers include contracts that the amounts of performance guarantee are limited to a range of guarantee commissions. As of March 31, 2012 and June 30, 2012, total notional amount of the loans subject to such guarantees are both ¥1,234,000 million respectively, and book value of guarantee liabilities which amount is included in the table above are ¥666 million and ¥722 million, respectively. The potential future payment amounts included in the table above for these guarantees are limited to the agreed range of the guarantee commissions, which are less than the total notional amounts of the loans subject to these guarantees.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There have been no significant changes in the payment or performance risk of the guarantees for the three months ended June 30, 2012.

Guarantee of transferred loans: A subsidiary in the United States is authorized to underwrite, originate, fund, and service multi-family and seniors housing loans without prior approval from Federal National Mortgage Association (“Fannie Mae”) under Fannie Mae’s Delegated Underwriting and Servicing program. As part of this program, Fannie Mae provides a commitment to purchase the loans.

In return for the delegated authority, the subsidiary guarantees the performance of certain housing loans transferred to Fannie Mae and has the payment or performance risk of the guarantees to absorb some of the losses when losses arise from the transferred loans.

There have been no significant changes in the payment or performance risk of these guarantees for the three months ended June 30, 2012.

Guarantee of consumer loans: A subsidiary guarantees consumer loans, typically card loans, issued by Japanese financial institutions. The subsidiary is obliged to pay the outstanding obligations when these loans become delinquent generally for more than three months.

Guarantee of housing loans: The Company and certain subsidiaries guarantee the housing loans issued by Japanese financial institutions to third party individuals. The Company and its subsidiaries are typically obliged to pay the outstanding loans when these loans become delinquent more than three months. The housing loans are usually secured by the real properties. Once the Company and its subsidiaries assume the guaranteed parties’ obligation, the Company and its subsidiaries obtain a right to claim the collateral assets.

Other guarantees: Other guarantees include the guarantees to financial institutions and the guarantees derived from collection agency agreements. Pursuant to the contracts of the guarantees to financial institutions, a subsidiary pays to the financial institutions when customers of the financial institutions become debtors and default on the debts. Pursuant to the agreements of the guarantees derived from collection agency agreements, the Company and certain subsidiaries collect third parties’ debt and pay the uncovered amounts.

Litigation—The Company and its subsidiaries are involved in legal proceedings and claims in the ordinary course of business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s financial position or results of operations.

Collateral—Other than the assets of the consolidated variable interest entities pledged as collateral for financing described in Note 7 (“Variable Interest Entities”), the Company and certain subsidiaries provide the following assets as collateral for the short-term and long-term debt payables to financial institutions as of March 31, 2012 and June 30, 2012:

	Millions of yen
	March 31, 2012	June 30, 2012
Minimum lease payments, loans and investment in operating leases	¥102,256	¥97,223
Investment in securities	82,602	93,047
Other operating assets	9,672	8,166
Other assets	2,122	2,320

Total	¥196,652	¥200,756

As of March 31, 2012 and June 30, 2012, investment in securities of ¥27,641 million and ¥30,031 million, respectively, were primarily pledged for collateral deposits.

Under loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies, the Company and certain subsidiaries are required to provide collateral against these debts at anytime if requested by the lenders. The Company and its subsidiaries did not receive any such requests from the lenders as of June 30, 2012.

19.	Segment Information

Financial information about the operating segments reported below is information that is separately available and evaluated regularly by the management in deciding how to allocate resources and in assessing performance.

From April 1, 2012, Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) is retrospectively applied to prior periods’ financial statements. Due to this change, the reclassified figures are shown for three months ended June 30, 2011 and as of March 31, 2012

An overview of operations for each of the six segments follows below.

Corporate Financial Services	:	Lending, leasing and commission business for the sale of financial products
Maintenance Leasing	:	Automobile leasing and rentals, car sharing, and precision measuring and IT-related equipment rentals and leasing
Real Estate	:	Real estate development, rental and financing; facility operation; REIT asset management; and real estate investment advisory services
Investment and Operation	:	Loan servicing, environment and energy-related business and principal investment
Retail	:	Life insurance, banking business and card loan business
Overseas Business	:	Leasing, lending, investment in bonds, investment banking, and ship- and aircraft-related operations

Financial information of the segments for the three months ended June 30, 2011 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Segment revenues	¥18,337	¥57,779	¥50,084	¥15,659	¥39,797	¥50,060	¥231,716
Segment profits	2,767	8,036	1,121	5,454	9,214	14,851	41,443

Financial information of the segments for the three months ended June 30, 2012 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Segment revenues	¥18,093	¥58,437	¥56,466	¥23,009	¥40,174	¥45,004	¥241,183
Segment profits	6,100	9,247	1,843	10,578	13,427	11,485	52,680

Segment assets information as of March 31, 2012 and June 30, 2012 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
March 31, 2012	¥898,776	¥537,782	¥1,369,220	¥471,145	¥1,738,454	¥986,762	¥6,002,139
June 30, 2012	904,993	558,462	1,310,292	452,451	1,921,422	985,236	6,132,856

Segment figures reported in these tables include operations classified as discontinued operations in the accompanying consolidated statements of income.

The accounting policies of the segments are almost the same as those described in Note 2 “Significant Accounting and Reporting Policies” except for the treatment of income tax expenses, net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests, discontinued operations and the consolidation of certain variable interest entities (VIEs). Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment, have been accumulated by and charged to each segment. Since the Company and its subsidiaries evaluate performance for the segments based on profit or loss before income taxes, tax expenses are not included in segment profits or losses. Net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests and discontinued operations, which are recognized net of tax, are adjusted to profit or loss before income tax. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain securities and certain foreign exchange gains or losses are excluded from the segment profits or losses and are regarded as corporate items.

Assets attributed to each segment are investment in direct financing leases, installment loans, investment in operating leases, investment in securities, other operating assets, inventories, advances for investment in operating leases (included in other assets), investment in affiliates and advances for investment in other operating assets (included in other assets). This has resulted in the depreciation of office facilities being included in each segment’s profit or loss while the carrying amounts of corresponding assets are not allocated to each segment’s assets. However, the effect resulting from this allocation is not significant.

For those VIEs that are used for securitization and are consolidated in accordance with ASC 810-10 (“Consolidations”), for which the VIE’s assets can be used only to settle related obligations of those VIEs and the creditors (or beneficial interest holders) do not have recourse to other assets of the Company or its subsidiaries, segment assets are measured based on the amount of the Company and its subsidiaries’ net investments in the VIEs, which is different from the amount of total assets of the VIEs, and accordingly, segment revenues are also measured at a net amount representing the revenues earned on the net investments in the VIEs.

Certain gains or losses related to assets and liabilities of consolidated VIEs, which are not ultimately attributable to the Company and its subsidiaries, are excluded from segment profits.

The reconciliation of segment totals to consolidated financial statement amounts is as follows.

	Millions of yen
	Three months ended June 30, 2011	Three months ended June 30, 2012
Segment revenues:
Total revenues for segments	¥231,716	¥241,183
Revenues related to corporate assets	3,748	2,732
Revenues related to certain VIEs	10,473	10,103
Revenues from discontinued operations	(7,811)	(2,227)

Total consolidated revenues	¥238,126	¥251,791

Segment profits:
Total profits for segments	¥41,443	¥52,680
Corporate interest expenses, general and administrative expenses	(3,989)	(5,301)
Corporate other gain (losses)	1,133	(337)
Gain (losses) related to assets or liabilities of certain VIEs	470	1,058
Discontinued operations	(2,075)	(1,807)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	939	1,174

Total consolidated income before income taxes and discontinued operations	¥37,921	¥47,467

	Millions of yen
	March 31, 2012	June 30, 2012
Segment assets:
Total assets for segments	¥6,002,139	¥6,132,856
Cash and cash equivalents, restricted cash and time deposits	934,257	720,980
Allowance for doubtful receivables on direct financing leases and probable loan losses	(136,588)	(127,686)
Other receivables	188,108	186,079
Other corporate assets	478,979	504,044
Assets of certain VIEs	865,935	761,184

Total consolidated assets	¥8,332,830	¥8,177,457

The following information represents geographical revenues and income before income taxes, which are attributed to geographic areas, based on the country location of the Company and its subsidiaries.

For the three months ended June 30, 2011

	Millions of yen
	Japan	The Americas *2	Other *3	Difference between Geographic Total and Consolidated Amounts	Total
Total Revenues	¥186,275	¥33,296	¥26,366	¥(7,811)	¥238,126
Income before Income Taxes	23,721	8,326	7,949	(2,075)	37,921

For the three months ended June 30, 2012

	Millions of yen
	Japan	The Americas *2	Other *3	Difference between Geographic Total and Consolidated Amounts	Total
Total Revenues	¥200,633	¥28,828	¥24,557	¥(2,227)	¥251,791
Income before Income Taxes	36,993	5,078	7,263	(1,807)	47,467

*Note:	1.	Results of discontinued operations are included in each amount attributed to each geographic area.
	2.	Mainly United States
	3.	Mainly Asia, Europe, Oceania and Middle East

ASC 280-10 (“Segment Reporting”) requires disclosure of revenues from external customers for each product and service as enterprise-wide information. The consolidated statements of income in which the revenues are categorized based on the nature of types of business conducted include the required information.

No single customer accounted for 10% or more of the total revenues for the three months ended June 30, 2011 and 2012.

20.	Subsequent Event

There are no applicable subsequent events.